SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                   OR 12(g) OF THE SECURITIES EXCHANGE OF 1934

                        Global Seafood Technologies, Inc.
                        ---------------------------------
                 (Name of Small Business Issuer in Its Charter)

State of Nevada                                                       95-4117828
---------------                                                       ----------
(State or other jurisdiction of                                 (I.R.S. Employer
incorporation or organization)                               Identification No.)

                  555 Bayview Avenue, Biloxi, Mississippi 39530
                  ---------------------------------------------
                    (Address of Principal Executive Offices)

                                 (228) 435-3632
                                 --------------
                            Issuers telephone number

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of class)

                                     PART I

ITEM 1. DESCRIPTION OF THE BUSINESS

General

      The company's principal line of business is the full-service processing, packaging, and storage of shrimp and other seafood. This business is principally conducted through a wholly-owned subsidiary, Custom Pack, Inc. ("Custom Pack"). The company maintains an Aquaculture Division within Custom Pack, which is engaged in the production of freshwater prawns. The company also packages and distributes recreational fishing bait products through its Killer Bee, Inc. subsidiary.

      Custom Pack was incorporated under the laws of the State of Mississippi on February 15, 1988. Through a reverse merger completed on October 31, 1995, Custom Pack became a wholly-owned subsidiary of International Custom Pack, Inc., the successor in name to predecessor entities Enviro Solutions International, Inc. and Rue de Rivoli Perfumeries of America, Ltd., incorporated in Nevada on May 29, 1986. On December 21, 1998 the company changed its name to Global Seafood Technologies, Inc. to reflect the expansion of business activities beyond the core business of seafood processing and packaging. The expanded activities include production of seafood, and processing, packaging, and distribution of bait products for recreational fishing.

Industry Overview and Competition

      According to data provided by the United Nations Food and Agricultural Organization, the annual worldwide market for seafood products is in excess of $50 billion, of which the United States market is approximately $8 billion. Consumption demand for seafood products, and principally shrimp, has risen steadily throughout the last two decades.

      The worldwide market for shrimp is the largest segment of the industry at $30 billion. The United States shrimp market was estimated at $2.5 billion. Shrimp is the number one seafood in this country, with annual consumption averaging 2.7 lbs per person in 1997. Approximately 75% of the shrimp consumed worldwide are caught in the oceans, and about 25% are grown in aquaculture.

      The seafood industry is very fragmented. It is characterized by thousands of suppliers and middlemen throughout the distribution chain from product procurement, to wholesale distributors, and to retail food stores or restaurants. Seafood is sold fresh or frozen in blocks or by IQF (Individual Quick Freeze) methods. The company is one of the IQF (Individual Quick Freeze) processors of seafood in the United States.

      There is no major player in the seafood industry that commands a significantly large market share, creates a nationally recognized brand name, or establishes descriptive product standards. Products like shrimp are sold on a commodity-type basis with little uniformity of size or species. Restaurants, supermarkets, and other outlets buy a variety of products from a variety of suppliers. Product availability and consistency of quality are important factors in the service provided.


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

      The company does not operate under government contracts or other long-term contracts and has no backlog.

      The recreational bait industry represents a $1.0 Billion sales market annually in the United States, according to Department of Commerce Wildlife and Fisheries 1996 data. The company is not aware of any single dominant company or nationally recognized brand name for bait products.

Statutory and Regulatory Changes

      Hazard Analysis and Critical Control Point ("HACCP") regulations took effect in the seafood processing industry in December 1997. The company's plants were in compliance in advance of the effective date and are fully approved. Compliance with HACCP will not affect the company's operations, but compliance may affect competition, which might not be in the same position.

      The discharge of water wastes from company facilities is in full compliance with existing government regulations and standards. The company does not envision that any significant capital expenditures will be required for environmental control procedures for the foreseeable future.

Company Strategy

      In its core business activities, the company has established itself to provide an increasing variety of seafood items, which are of consistent quality and are conveniently packaged for commercial or consumer use. The company will continue to focus on packaging innovations and value-added specialty entrees to expand sales and increase margins in these areas.

      The recreational bait segment of the business is seen as offering great potential to utilize the established business strengths of the company in procuring and processing bait products, and in making the products available through distribution to convenient outlets.

      As a long term strategy, the company will entertain strategic mergers and acquisitions of both processing and sales entities, which would increase market share, improve profit margins, and facilitate unified marketing efforts that create brand identification.

Products and Services

      The company's core operations involve the utilization of state-of-the-art equipment for IQF (Individual Quick Freeze) freezing, processing, and packaging of frozen shrimp and seafood. The products are distributed to many of the nation's largest seafood restaurant chains and retail grocery outlets. This business is conducted through the Custom Pack subsidiary.

            The seafood products and packaging are well developed. Frozen, headless shrimp (with shell on) is the principal product processed, which is frequently packaged in consumer friendly, one pound and two pound packages. Peeled shrimp is also processed under private labels for customers or for distribution to restaurants. Frozen fish fillets are packaged for distribution, as well. For the respective periods of the fiscal year ending March 31, 1999 and the interim nine months ending December 31, 1999, this segment accounted for 99.9% and 93.2% of revenues.

      In 1997 the company acquired Co Mar Foods, which produces breaded and stuffed shrimp, stuffed lobster, cooked shrimp rings (with cocktail sauce) and other value-added, ready-to-cook, ready-to-eat seafood products. The products produced at Co Mar Foods are in the process of being integrated into Custom Pack during the March 31, 2000 fiscal year.

      The company's Aquaculture subsidiary is engaged in the development of farm grown seafood, principally freshwater prawns, at its facility in Ocean Springs, MS, which was acquired in 1997. The facility hatches and nurses shrimp larvae for stocking in ponds operated by independent growers in Mississippi. Revenues from this segment are not presently significant, accounting for 0.01% in the fiscal year and 0.18% in the interim nine months period.

      In 1998 the principals of the company developed a full line of branded frozen bait products for recreational fishermen. These products include varieties of bait shrimp, catfish bait, eels, cut squid, cigar minnows, ballyhoo, frozen chum, and menhaden oil. In April, 1999 this activity was incorporated as a wholly-owned subsidiary, Killer Bee, Inc., and was consolidated into the company. The products are packaged in the Custom Pack facility and in contracted independent facilities in Pascagoula, MS. The "Killer Bee Bait" name is a registered trade name, and the products are sold through Wal Mart, K Mart, and independent marinas and bait stores. For the interim nine months period, Killer Bee accounted for 6.66% of total revenues of the company.

Marketing

      All of the company's sales were to the United States for the last three fiscal years. Foreign or export sales are not expected to be a material factor in future revenues.

Customer Support

      For fiscal year ended March 31, 1997, one customer, Ocean To Ocean Seafood Sales, generated 85% of total revenues for the year. For the fiscal years ended March 31, 1998, the sales to two customers, Ocean To Ocean Seafood Sales and Seacoast Foods, amounted to 25% and 22%. For the fiscal years ended March 31, 1999, the sales to these two customers amounted to 36% and 32%. In the opinion of management, the loss of these customers would have a material, short-term impact on the company, but this business could be generated from other sources, if necessary. All significant sales were in the seafood packaging and processing segment.

Suppliers

      Seafood products are readily available in the domestic and international markets. Company operations rely on outside sources for seafood product. Current product is usually purchased at the dock source or trucked in for processing. Buying agents are employed in the States along the South Atlantic Coast and Gulf of Mexico from North Carolina to Texas. The company also imports seafood from Asia and Central and South America. The aquaculture subsidiary does not supply a material amount of product to the company, but it is the company's intention to develop this business as a consistent source of supply for the future.

      In fiscal year ending March 31, 1996 no supplier accounted for more than 10% of purchases. In fiscal year ending March 31, 1997 , two suppliers accounted for a total of 27% and 16% of purchases, respectively. In fiscal year ending March 31, 1998 , three suppliers accounted for a total of 26%, 15%, and 15% of purchases, respectively. In fiscal year ending March 31, 1999 , these three suppliers accounted for a total of 22%, 15%, and 12% of purchases, respectively. In the opinion of management, the loss of these suppliers would have a material, short-term impact on the company, but the purchases could be generated from other sources, if necessary. All significant purchases were in the seafood packaging and processing segment.

      The company utilizes many of the supply sources for its seafood products to supply the "Killer Bee Bait" line of bait products. Because of its established sources of supply for seafood products and the relative volume of existing business, the company believes that it is in a position to acquire abundant supplies of recreational fishing bait products to support this line of business.

Proprietary Rights

      The company has acquired a federally-registered service mark for the "Killer Bee Bait" name and for its bait products. In addition, the company relies upon common law rights to establish and protect its intellectual property. There can be no assurance that the company's measures to protect its intellectual property will deter or prevent the unauthorized use of the company's intellectual property. If the company is unable to protect its intellectual property rights, including existing trademarks and service marks, it could have a material adverse effect upon the company's results of operations.

Regulation

      The terms and conditions under which the Company prepares, packs and distributes its seafood products are subject to government regulation. Federal laws and FTC regulations apply to interstate distribution of frozen seafood products, while particular state regulatory authorities have jurisdiction over seafood distribution and sale within their borders.

Employees

      As of October 31, 1999 there were approximately 120 persons employed by the Company. This number does not include its independent commission salesmen, who are classified by the Company as independent contractors rather than employees. The Company's employees are not unionized, and the Company believes that its relationship with its employees is good.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF
        FINANCIAL CONDITION AND RESULTS OF OPERATION

      The following selected financial data, as of, and for each of the last two years ended March 31, have been extracted from the audited financial statements of the Company, a copy of which is included herein. The data for the interim nine month period ending December 31, 1999, which is included in the Exhibits, has not been subjected to audit and has been derived from the Company's internally produced financial records. While the Company believes such interim data to be materially correct, their failure to be subjected to independent audit or to auditing standards should be noted. All such data should be read only in conjunction with, and is qualified in their entirety by reference to, the Company's financial statements and accompanying notes.

                             SELECTED FINANCIAL DATA
                  (Dollars in thousands, except per share data)

                     AS OF AND FOR THE YEARS ENDED MARCH 31

                         Audited         Percentage       Audited   Percentage
                         3/31/99        of Net Sales      3/31/98  of Net Sales
INCOME STATEMENT

REVENUE:                $ 13,841           100.00         $ 14,055     100.00

COST OF SALES:          $ 11,702            84.55         $ 12,298      87.50

GROSS MARGIN:           $  2,139            15.45         $  1,757      12.50

OPER. EXPENSES          $  2,056            14.86         $  1,570      11.17

INCOME BEFORE
OTHER ITEMS             $     82             0.59         $    187       1.33

OTHER INC (EXP)         $    (44)           (0.32)        $     32       0.23

NET INCOME
BEFORE TAX              $     38             0.27         $    219       1.56

PROVISION FOR
INCOME TAX              $      9             0.07         $     87       0.62
                        --------           ------         --------       ----

NET INCOME              $     29             0.21         $    131       0.94

NET INCOME (LOSS)
PER SHARE (1)           $   0.00                          $   0.01

                 AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31
                  (Dollars in thousands, except per share data)

                          Unaudited      Percentage   Unaudited     Percentage
                          12/31/99      of Net Sales   12/31/98    of Net Sales
INCOME STATEMENT

REVENUE:                 $ 11,300         100.00       $ 11,071        100.00

COST OF SALES:           $  8,854          78.35       $  9,003         81.32

GROSS MARGIN:            $  2,447          21.65       $  2,068         18.68

OPER. EXPENSES           $  2,575          22.78       $  1,869         16.88

INCOME BEFORE
OTHER ITEMS              $   (128)         (1.13)      $    199          1.80

OTHER INC (EXP)          $    (21)         (0.19)      $     44          0.40

NET INCOME
BEFORE TAX               $   (149)         (1.32)      $    244          2.20

PROVISION FOR
INCOME TAX               $      1           0.01       $      0          0.00
                         --------         ------       --------        ------

NET INCOME               $   (150)         (1.33)      $    244          2.20

NET INCOME (LOSS)
PER SHARE (1)            $  (0.01)                     $  0.02

                         Audited         Audited       Unaudited    Unaudited
                         3/31/99         3/31/98        12/31/99     12/31/98
BALANCE SHEET:

TOTAL ASSETS:            $  4,282        $ 3,178       $  7,153       $ 4,281

LONG-TERM
OBLIGATIONS: (2)         $  1,653        $ 1,126       $  1,459       $ 1,458

(1) Net Income (Loss) from continuing operations per share includes the weighted average number of shares of the Company's common capital outstanding

(2) Long-term Obligations includes the current portion of long-term debt and capital leases.

Management's Discussion and Analysis of Financial Condition and Results of Operations

      The following discussion is provided to afford the reader an understanding of the major elements of the Company's financial condition, results of operation, capital resources and liquidity. It should be read in conjunction with the financial statements and notes thereto and other information appearing elsewhere in this Registration Statement.

Overview

      The core seafood packaging business of the company does not require significant inventory requirements, as products are either sold immediately from processing or are packaged for third-party accounts. However, subsequent to March 31, 1999, the Company acquired Killer Bee, Inc. and began packaging and distributing frozen bait products for the recreational fishing industry. The recreational bait products require that the company acquire, process, and have available for distribution an adequate supply of product in inventory. As this segment of business expands, the company's relative levels of inventory will expand accordingly. The balance sheet as of December 31, 1999 reflects an increase in inventory from $-0- at March 31, 1999 to $533,304 due to the operations of Killer Bee.

      Subsequent to its fiscal year end, the Company entered into several financial transactions which provided additional liquidity to support the anticipated growth of inventory and accounts receivable assets (See "Liquidity and Capital Resources" below).

NET SALES

      Net Sales primarily reflects the results of processing and packaging operations. The amount of revenues recognized in any given year is a function of whether the products are: a) purchased, processed, and packaged by the Company, or; b) processed and packaged for third parties on a consignment basis. In the first instance, revenues would be higher, reflecting the cost of the product, and in the latter case revenues would only reflect a processing charge. Gross Margins are relatively unaffected by either scenario, but the reported Net Sales figures can be greatly affected.

      Net Sales for the year ended March 31, 1999 declined from the previous year from $14,054,926 to $13,841,059. However, Gross Margin increased from $1,756,514 to $2,138,690 an increase of 21.75%. This increase in Gross Margin properly reflects the higher level of production activity in the March 31, 1999 year, where gross profits were earned from a higher level of products which were processed on consignment in that year relative to the previous year. The Company attributes the increased production activity to the continued expansion of its customer base for packaged seafood by its Custom Pack subsidiary.

      Net Sales for the nine months period ended December 31, 1999 increased 2.0% to $11,300,455 from $11,071,189 in the comparable period ended December 31, 1998. This increase reflects $753,214 in Net Sales from Killer Bee.

      Cost of Sales sets forth the processing and packaging costs, including plant labor, in-bound and out-bound freight, and the raw material (seafood) costs where the products are processed for the Company's own account. Where processing is done for third-party account, the raw material (seafood) costs are not carried on the Company's books. Approximately 20% to 30% of Net Sales is reflected in processing for third parties, where the Company charges a processing fee and does not maintain any inventory level of product for its own account. The decline in Cost of Sales from $12,298,412 to $11,702,369 (minus 4.8%) reflects the higher level of consignment processing in the March 31, 1999 year. The nine months periods ending December 31, 1999 and 1998 reflects in increase in third party processing from 19% to 32% of

Net Sales. The increase in Gross Margins to 21.7% from 18.7% reflects this relative increase in processing sales as well as the additional contribution of Killer Bee products.

      Selling, general and administrative expenses increased from $1,275,453 to $1,672,925, an increase of 31.2% in the latest fiscal year. CoMar Foods was acquired in October 1997, and therefore approximately $100,000 of the increase is a direct result of the recognition of a full year's operations of CoMar in the March 31, 1999 year. The balance of the increase reflects the Company's investment in expanded corporate overhead in anticipation of future revenue growth from aquaculture and expanded seafood processing. In comparing December 31, 1999 to 1998, the activities of Killer Bee added $527,303 or 101% of the $521,844 increase.

OTHER INCOME (EXPENSES)

      The Company reported Other income of $66,822 and $142,833 in the two fiscal years ended March 31, 1999 and 1998, respectively. For the interim periods ending December 31, 1999 and 1998 Other Income was $29,911 and $119,611. Other Income predominantly reflects lease payments received from rental of Company-owned property to the Casino industry in Biloxi, Mississippi. The decline during the last fiscal year resulted from the termination of a lease agreement for parking on land owned by the Company and leased to a casino.

NET INCOME

      Net Income from the core business of Custom Pack, Inc. has been used by the Company to offset operating losses from CoMar Foods and the Aquaculture Division for the fiscal years ending March 31, 1999 and 1998, when net income declined from $131,393 to $28,600. In the last fiscal year, losses of $227,734 and $185,340, respectively from those areas, offset $495,400 net profit from Custom Pack. The Company is integrating the CoMar operations with those of Custom Pack by transferring packaging and processing operations of CoMar to the Custom Pack facility to improve the performance of that business. The Company views the initial losses in the Aquaculture Division as an investment in the future for the Company. For the interim nine months ending December 31, 1999 the loss in CoMar Foods was reduced to $99,069 and the Aquaculture Division loss declined to $61,811. Operations of Killer Bee, also in a beginning phase, contributed $552,368 to the reported $149,722 net loss for the nine months period ending December 31, 1999. These operating losses offset $594,210 net income from Custom Pack. Killer Bee was not included in the December 31, 1998 results. Company expects Killer Bee to be a net income provider in the near future.

Gain on Sale of Assets

      During the fiscal year ending March 31, 1999 the company sold two pieces of equipment is separate transactions to unrelated parties for cash totaling $31,000. These assets had a net book value of $5,674, which resulted in a Gain on Sale of Assets of $25,326.

Seasonality

      Because of the availability of seafood throughout the world markets, there is only a modest seasonal factor for the company's business. Typically, the Company's operating activities increase slightly during the Spring and Fall domestic shrimp harvesting seasons, depending on the abundance of the crop which is found in the wild. The Company expects that the operations of Killer Bee will demonstrate seasonality which reflects the higher recreational fishing activities in the warmer months of the year.

Inflation

      The Company's business is not significantly affected by inflation. The Company anticipates that any increased costs would be passed on to its customers.

New Products and Services

      On April 1, 1999 the company issued 152,564 common shares for the acquisition of Killer Bee, Inc. assets, brand name and customer lists valued at $238,000. The number of shares was determined by the share price of $1.56 which existed at the time of the transaction. Killer Bee packages and distributes over 30 brand name bait products for recreational fishermen. These products are currently sold along the United States Gulf Coast and the Atlantic coast from Florida to Virginia through selected K Mart and Wal Mart stores and independent outlets. The Company believes that these bait products compliment existing seafood operations and will enhance Net Sales significantly.

      On June 25, 1999 the Company purchased the assets and brand name of Drag N Bait, Inc., for $339,000 cash consideration. The purchase price was determined by asset values agreed to by the Company and the seller. There was no affiliation between the parties. Drag N Bait is a recognized supplier of ballyhoo to the recreational fishing market, particularly in Florida. Ballyhoo is considered a premium bait product. The operations of Drag N Bait after June 25, 1999 have been consolidated with those of Killer Bee in the nine months interim financial reports.

Liquidity and Capital Resources

      The operations of the Company and its subsidiaries have historically been provided principally from cash flow from operations of Custom Pack. Financing activities have more recently provided significant capital resources.

OPERATING ACTIVITIES

      The Company's Consolidated Statement of Cash Flows reported $685,572 generated from Operating Activities in the March 31, 1999 fiscal year. Depreciation provided $350,639 and net changes in working capital accounts contributed $334,933. For the nine months ended December 31, 1999, Operation Activities used $1,317,634 in funds, primarily in increased Accounts Receivable ($546,559) and increased inventories from Killer Bee ($533,304). Depreciation provided $313,233 in the latest nine month period.

INVESTING ACTIVITIES

      The Company purchased additional property and equipment of $475,333 and $391,535 in the last fiscal years from March 31, 1999 to 1998, respectively. Sales of property and equipment generated $31,000 in the latest year only. Purchases of property and equipment in the December 31, 1999 and 1998 nine month periods were $622,824 and $506,497, respectively.

FINANCING ACTIVITIES

      Financing activities have become a much more significant source of net cash for the Company and the expansion of the business activities of its subsidiaries. $3,290,610 was provided from this source in the nine months ended December 31, 1999, primarily from $2,792,600 in additional capital contributed.

      Net cash of $463,848 was provided in the 1999 fiscal year from Financing Activities. $100,000 was provided from sale of additional preferred stock, and $363,848 was provided from net changes in notes payable and lease obligations.

      Subsequently, on April 1, 1999 the Company issued 152,564 common shares for the acquisition of Killer Bee, Inc. assets valued at $238,000. On April 7, 1999 the Company issued 114,800 common shares to buy out the balance of $143,500 in payments due under the outstanding non-compete agreement, and issued 32,000 common shares for services rendered, which had a value of $40,000.

      On March 5, 1999 we issued 1,050,000 shares to four investors to be held in escrow until cash proceeds of $650,000 was received by the company. As of the date hereof, we received $477,600 and an aggregate of 771,508 shares were delivered to the investors. We intend on canceling the balance of the subscriptions and returning 278,492 shares to our treasury.

      During April, 1999 we issued 200,000 shares of preferred stock valued at $10.00 per share and 2,000,000 warrants exercisable at the rate of $1.00 per share, expiring on July 15, 2001 for $2,000,000 in cash to William Schofield, a Director of the company. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings and Rule 506 under Regulation D. These funds are designated by the Company to support working capital requirements for the expansion of the Killer Bee bait products.

SUMMARY DISCUSSION OF LIQUIDITY

      The net increase in cash from Operating Activities, Investing Activities, and Financing Activities for the March 31, 1999 fiscal year totaled $705,087. Subsequent Operating Activities, Investing Activities, and Financing Activities between March 31 and December 31, 1999 have contributed an additional $1,350,153 in net cash.

      Lines of Credit from banks totaling $1,000,000 are available for normal business activities. $500,000 was outstanding as of December 31, 1999.

ITEM 3. PROPERTIES

      The seafood processing and packaging business is conducted through the Custom Pack subsidiary at its plant located at 555 Bayview Avenue, Biloxi, MS. The plant facility occupies over 50,000 square feet of floor space, including processing areas, coolers, and freezers and is on 3.7 acres of property.

      Certain value-added, ready-to cook, ready-to-eat food items are packaged at the company-owned CoMar Foods, Inc. plant location at 10200 Cody Driskell Road, Irvington, AL. There is 12,800 square feet of processing space on 10 acres of property.

      The company's aquaculture business is conducted at its Ocean Springs, MS facility, which occupies 25 acres, with 10.7 acres developed, and includes three geothermal water wells.

Year 2000

      The company believes that it has addressed potential technological concerns related to the "Year 2000". The company hired an independent consultant to evaluate internal computer needs and "Y2K" compliance, and, as a result, the company has replaced its computer systems and software within the last year. Additionally, the company has communicated with its major vendors and customers and has ascertained their respective readiness to address potential "Y2K" problems. No problems are expected.

      Should the company's freezing and storage capacity be affected by widespread municipal power shortages, the company would have a period of five to seven days to address such loss of power through alternative means before any losses would be experienced.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      This table describes the ownership of our outstanding common stock as of December 31, 1999 by (i) each of our officers and directors; (ii) each person who is known by us to own more than 5% of the Company's outstanding common stock; and (iii) all of our officers as a group:

Name and Address                   Amount and Nature of    Percentage of
Of Beneficial Owner                 Beneficially Owned        Class
-------------------                --------------------    -------------

Brent Gutierrez                          3,217,522(1)           24.05%
555 Bayview Avenue
Biloxi, MS  39530

Clayton Gutierrez                        3,217,521(2)           24.05%
555 Bayview Avenue
Biloxi, MS  39530

Frank and Anita Gutierrez JTWROS         2,666,666              20.71%
555 Bayview Avenue
Biloxi, MS  39530

William Schofield                        5,555,556(3)           30.14%
15340 Fiddlesticks Blvd.
Ft. Meyers, FL  33912


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

Equity Advisors, Inc.                    1,000,000(4)            7.77%
14502 N. Dale Mabry Hwy
Tampa, FL  33618

All officers and directors
As a group (5 persons)                  14,657,265(1)(2)(3)     75.43%

(1) Includes 500,000 shares which may be obtained by Brent Gutierrez upon the exercise of warrants owned by Mr. Gutierrez in the like amount.

(2) Includes 500,000 shares which may be obtained by Clayton Gutierrez upon the exercise of warrants owned by Mr. Gutierrez in the like amount.

(3) Consists of 3,555,556 shares which may be obtained by Mr. Schofield upon the conversion of preferred shares as of December 31, 1999 and 2,000,000 shares which may be obtained by Mr. Schofield upon the exercise of warrants owned by Mr. Schofield in the like amount.

(4) Includes 1,000,000 shares which may be obtained by Equity Advisors, Inc. upon the exercise of warrants owned by it in the like amount.

      As ownership of shares of the Company's common stock by each of the Company's directors and executive officers is included within the foregoing table, and as the Company currently employs no additional executive officers, no separate table has been provided to identify Company stock ownership by management personnel.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

                                                                Years of Service
Name                   Age    Position                          with the Company
----                   ---    --------                          ----------------

Brent Gutierrez        37     Director, Chief Executive                 11
                              Officer, President, Chief
                              Financial Officer and
                              Treasurer

Clayton F. Gutierrez   34     Director, Senior Vice                     11
                              President and Secretary

Frank C. Gutierrez     64     Director                                  11

Anita K. Gutierrez     57     Director                                  11

William Schofield      62     Director                                  9 mos.

Mr. Brent Gutierrez is a founder of the Company and has served as its Chairman of the Board of Directors, Chief Executive Officer and President since its activation in February 1988 as Custom

Pack, Inc. Prior to his involvement with the Company he was attending Mississippi State University.

Mr. Clayton F. Gutierrez is also a founder of the Company and has served as a member of the Board of Directors and Senior Vice President since 1988. Prior to his involvement with the Company he was attending the University of Southern Mississippi.

Mr. Frank Gutierrez is a founding Director of the Company. Prior to his involvement he was an owner and manager of Biloxi Freezing Company.

Mrs. Anita Gutierrez is a founding Director of the Company. Prior to her involvement she served as Controller of Biloxi Freezing Company.

Mr. Schofield was elected to the Board of Directors of the Company on April 12, 1999. He is Chairman and Chief Executive Officer of Schofield & Associates, engaged in pet food raw materials brokerage.

      The Company's Bylaws indicate that the Company will hold an annual shareholder meeting within the third or fourth calendar month following the conclusion of its preceding fiscal year of operations, the specific date to be determined by the incumbent directors, at which Company directors shall be elected. Accordingly, the normal term of office of each director is fixed at one year, commencing on the date of his election at such shareholder meeting and continuing until his reelection or replacement at the succeeding such meeting. The Company conducted its 1999 annual shareholder meeting during the month of June 1999.

      Each of the Company's principal officers is elected by and serves at the pleasure of the Board of Directors.

ITEM 6. EXECUTIVE COMPENSATION

      No Director is specially compensated for the performance of duties in that capacity or for his/her attendance at Director meetings. Neither the Company's bylaws nor Nevada law requires the Board of Directors to conduct regular meetings during an operating period. As the Company's Directors, in their separate capacities as the Company's operating officers, meet daily to review Company activities, no regular or special meetings of the Company's Board of Directors were called or conducted during 1999, nor within the portion of the current fiscal year preceding the filing of this Registration Statement. No Board of Directors Committees operated during 1999 or prior thereto.

      The following table sets forth certain information regarding the compensation paid to each of the Company's officers during the calendar years indicated:

                           SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------
                                                       Long Term Compensation
                       Annual               Awards             Payouts
                    Compensation
            --------------------------------------------------------------------
                                                                          All
Name and                           Other    Restricted                    Other
Principal                          Compen-  Stock       Options/          Compen
Position   Year    Salary   Bonus  sation   Awards      SAR's    Payouts  sation
-------------------------------------------------------------------------------
Brent      1999   $134,000     $0      $0         $0        0         $0      $0
Gutierrez  1998   $104,000     $0      $0         $0        0         $0      $0
           1997    $95,000     $0      $0         $0        0         $0      $0

Clayton    1999   $134,000     $0      $0         $0        0         $0      $0
Gutierrez  1998   $104,000     $0      $0         $0        0         $0      $0
           1997    $95,000     $0      $0         $0        0         $0      $0

--------------------------------------------------------------------------------

      The referenced periodic compensation was set by the Company's directors. The Company has no form of employment agreement with either senior officer, nor any contractual arrangement under which, upon the individual's resignation or other termination of service, or upon the occurrence of any change in the control of the Company, the individual would receive any special compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Except as set forth below, there have neither occurred within the preceding three year period, nor are there pending or proposed, any direct or indirect material transactions between the Company and any of its directors, executive officers or controlling shareholders outside the ordinary course of the Company's business.

      On April 1, 1999 the Company issued 152,564 shares of its outstanding common stock to purchase the assets, brand name, and customer lists of Killer Bee, Inc., a company jointly controlled by Brent Gutierrez and Clayton Gutierrez. The acquisition was valued at $238,000, which represented the value of acquired inventory, as the brand name and customer lists were given no value. On the same date, the Company granted warrants to purchase 1,000,000 shares of common stock (500,000 each) to Brent Gutierrez and Clayton Gutierrez in connection with such purchase. The number of shares given as consideration as well as the exercise price of the options granted to the former owners of Killer Bee, Inc. was determined by the market share price of $1.56 which existed at the time of the transaction.

      During April, 1999 William F. Schofield was elected as a director of the Company, and he purchased 200,000 shares of preferred stock, which was issued by the Company for $2,000,000 cash consideration. The 200,000 convertible preferred shares were issued at the same stated value of $10 per share and under the same terms as were applicable to preferred shares previously authorized and issued by the Company.

      The company purchases some of its product from a related company, G & G Trading Company, and derives a portion of its revenues from sales to that related company. All transactions are at the same prices as with unaffiliated companies. Invoices to this related company for the nine month period ending December 31, 1999 totaled $172,586, or 1.5% of Net Revenues for the period.

ITEM 8. DESCRIPTION OF SECURITIES

      The Company's only authorized classes of capital stock consist of:

      i) 50,000,000 shares of common stock, par value $.001, of which 12,876,915 shares were issued and outstanding as of December 31, 1999 and 11,678,082 shares as of March 31, 1999; and,

      ii) 25,000,000 shares of preferred stock, par value $.001, of which 200,000 shares were issued and outstanding as of December 31, 1999 and 30,000 shares as of March 31, 1999.

Voting Rights

      Each holder of common stock is entitled to cast one vote for each share held on all issues requiring a shareholder vote, but may not cumulate his, her or its votes for the election of directors or for any other purpose. The Company's bylaws authorize the holders of 10% or more of the outstanding capital stock to call a shareholder meeting, and the Nevada General Corporation Act separately authorizes a state district court to order the conduct of a shareholder meeting, upon application of any shareholder, when the Company has failed to hold an annual meeting within the 30 day period succeeding occurrence of the last date designated therefore. To the date of this filing, no such application has been made.

Restrictions on Transferability

      As of October 25, 1999 there were 8,574,246 shares of the company's issued and outstanding shares which are recorded as restricted on the books of the transfer agent.

Distributions in Respect of Shareholdings

      The Company has not declared or paid a dividend on its common shares.

      The future dividend or distribution policy of the Company will be determined at the discretion of the Board of Directors, and will depend upon a number of factors, including future earnings, financial conditions, liquidity and general business conditions. Each share will participate equally in dividends or other distributions, which will be payable when and as declared by the Board of Directors out of funds legally available for that purpose.

Liquidation Rights

      In any liquidation of substantially all of the Company's assets, dissolution of its corporate existence or winding up of its operations or affairs, each holder of one or more common shares of the Company's outstanding capital stock will be entitled to a ratable portion of all assets available for distribution after the Company's payment and satisfaction of all of its debts, liabilities and preferences.

Vote Required to Amend

      Under the Nevada General Corporation Act, the Company's Articles of Incorporation are subject to amendment at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the Company's outstanding shares of capital stock, unless the vote of the holders of a greater number of shares is required by the specific terms of such Certificate. The Company's Articles of Incorporation contains no such requirement.

Preemptive Rights

      Generally, holders of shares of the Company's capital stock do not have any preemptive or other right to subscribe for additional shares on a pro rata basis when and if such additional shares are offered for sale.

Fully Paid and Non-Assessable

      No share of the Company's common stock may be issued before being fully paid. Consequently, once issued, the holders of such shares may not be subjected to further assessment by the Company for the purpose of restoring impaired capital or otherwise.

Transfer Agent and Registrar

      The transfer agent and registrar for outstanding shares of the Company's capital stock is: Fidelity Transfer Agency, 1800 South West Temple, Suite 301, Salt Lake City, UT 84115.

                                         PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      As of March 31, 1999, the Company reported 11,678,082 outstanding shares of common stock, $.001 par value. As a result of financial transactions occurring after the close of the company's fiscal year on March 31, 1999, outstanding shares of the company's common stock increased to 12,876,915 and preferred shares increased to 200,000.

      The company has outstanding 4,500,000 warrants to purchase additional common shares at prices between $1.00 to $1.56 and expiring on or before July 1, 2001 to April 1, 2009.

      Presently, the Company's securities are traded Over-the counter under the symbol "GSFT". Prior to December 22, 1998, the Company's securities traded under the symbol "IPCK". The shares have not been eligible for listing on any securities exchange or under the NASDAQ system. The Company's directors expect to undertake such actions as may be required as a condition precedent to achieving such NASDAQ listing.

      The following table sets forth the high ask and low bid prices for the periods indicated:

      Quarter ended           High Ask          Low Bid
      -------------           --------          -------

      December 31, 1999       1 3/8             0.68
      September 30, 1999      1 7/8             1 5/16
      June 30, 1999           2 1/2             1 1/8

      March 31, 1999          2 3/4             1
      December 31, 1998       1 5/16            0.61
      September 30, 1998      2                 1 1/8
      June 30, 1998           2 5/8             1 7/16

      March 31, 1998          2 11/16           1 7/16
      December 31, 1997       3 1/16            1 3/8

      There were 285 shareholders of record as of October 25, 1999. There were 1,287 reported beneficial owners of the Company's common stock as of November 4, 1999.

      The Company has not paid cash dividends on its common stock and does not expect to pay cash dividends on its common stock in the future.

ITEM 2. LEGAL PROCEEDINGS

      In the ordinary course of its business, the Company is periodically made a party to routine proceedings or litigation, the expected results of which will have no material adverse affect upon its financial or operating condition. At the present time, neither the Company nor any of its directors or executive officers, nor any controlling shareholder, is a party to any pending legal or administrative proceeding having the potential for any material affect upon any matter herein discussed, nor are any of the Company's properties the subject of such a proceeding, and no such proceeding is known to be overtly threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes and disagreements with accountants on accounting and financial disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      On or about June 1, 1997 we issued 300,000 shares to Daniel Jackson, esq. In exchange for legal services performed bt Mr. Jackson on our behalf. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings.

      On October 1, 1997 we issued an aggregate of 422,492 shares to shareholders of CoMar Foods, Inc. These shares were issued in connection with the acquisition by us of all of the outstanding shares of CoMar. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings.

      Between January 20, 1998 and May 13, 1998 we issued 30,000 shares of preferred stock to three individuals for an aggregate of $300,000. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings. On June 14, 1999 all 30,000 shares of preferred stock were converted into an aggregate of 300,000 shares of our common stock.

      On November 1, 1998 we issued 1,000,000 common stock purchase warrants to Equity Advisors, Inc. exercisable at the rate of $1.00 per share. The warrants are exercisable until July 1, 2008. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings.

      On March 5, 1999 we issued 50,000 shares of our common stock to the I.R. Firm, Inc. in exchange for financial public relations services. The company accounted for the transaction as an expense and amortized the expense over the one year life of the service contract. The price of $1 per share represented the closing market price on December 31, 1998. We relied on the exemption from registration at under Regulation D, Rule 504 of the Securities Act of 1933.

      On March 5, 1999 we issued 1,050,000 shares to four investors to be held in escrow until cash proceeds of $650,000 was received by the company. As of the date of the audit report on March 31, 1999 no payments had been received, so the shares were not listed in the reconciliation of shareholder's equity as of that date. As of the date hereof, we have received $477,600 and an aggregate of 771,508 shares were delivered to the investors. We intend on canceling the balance of the subscriptions and returning 278,492 shares to our treasury. The offering was conducted under Regulation D, Rule 504 of the Securities Act of 1933.

      On April 1, 1999 we issued 152,564 shares to G & G Trading Company and an aggregate of 1,500,000 common stock purchase warrants exercisable at the rate of $1.56 to Brent Gutierrez (500,000 warrants) Clayton Gutierrez (500,000 warrants) and Larry Gollott (500,000 warrants) in connection with the purchase of the assets, brand name and customer lists of Killer Bee, Inc. Mr. Brent Gutierrez is the company's CEO, President, CFO, Treasurer and a Director. Mr. Clayton Gutierrez is the company's Senior Vice President, Secretary and a Director. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings.

      On April 7, 1999 we issued 114,800 shares of the company's common stock to Henry Gutierrez in lieu of future payments of $143,500 which were due under a certain non-compete agreement between the company and Mr. Gutierrez. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings.

      On June 23, 1999 we issued 32,000 shares of the company's common stock to Finch Enterprises, LLC in lieu of consulting services valued at $40,000. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings.

      During April, 1999 we issued 200,000 shares of preferred stock valued at $10.00 per share and 2,000,000 warrants exercisable at the rate of $1.00 per share, expiring on July 15, 2001 for $2,000,000 in cash to William Schofield, a Director of the company. We relied on the exemption from registration at Section 4 (2) of the Securities Act of 1933 for non-public offerings.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Nevada General Corporation Act (the "Nevada Act") provides that each existing or former director and officer of a corporation may be indemnified in certain instances against certain liabilities which he or she may incur, inclusive of fees, costs and other expenses incurred in connection with such defense, by virtue of his or her relationship with the corporation, or with another entity to the extent that such latter relationship shall have been undertaken at the request of the corporation; and may have advanced such expenses incurred in defending against such liabilities upon undertaking to repay the same in the event an ultimate determination is made denying entitlement to indemnification. The Company's bylaws incorporate the statutory form of indemnification by specific reference. The Company has never acquired or applied for any policy of directors' and officers' liability insurance as a means of offsetting its obligation for indemnity.

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

      The financial statements of the Company, which are furnished herein as of March 31, 1999 and 1998, have been audited by Jones, Jensen & Company, independent auditors, as described in its reports with respect thereto. The accompanying financial reports for the nine months reporting period as of and ending December 31, 1999 are unaudited. In the opinion of management, the amounts reflected in the interim reports include all adjustments, which are consist of normal recurring adjustments, necessary for a fair presentation of the results of operations presented for the period.

      The following list sets forth a brief description of each of the Company's financial statements and exhibits being filed as a part of this Registration Statement, as well as the page number on which each statement or exhibit commences:

Financial Statements

AUDITED FISCAL YEAR END MARCH 31, 1999 AND 1998

      1.    Index to Financial Statements                         F-2

      2.    Independent Auditor's Report                          F-3

      3.    Balance Sheets, March 31, 1999 and 1998               F-4-5

      4.    Consolidated Statements of Operations for each of
            the years ended March 31, 1999 and 1998               F-6

      5.    Consolidated Statements of Shareholder's Equity
            since March 31, 1996                                  F-7

      6.    Consolidated Statements of Cash Flows for each of
            the years ended March 31, 1999, 1998, and 1997        F-8-9

      7.    Notes to Financial Statements                         F-10-21

UNAUDITED FINANCIAL STATEMENTS FOR NINE MONTHS ENDED DECEMBER 30, 1999 AND 1998

      8.    Company cover letter of February 9, 2000              F-22

      9.    Index to financial statements                         F-23

      10.   Balance Sheets, December 31, 1999 and 1998            F-24-25

      11.   Consolidated Statements of Operations for each of
            the nine months ended December 30, 1999 and 1998      F-26

      12.   Consolidated Statements of Shareholder's Equity
            since March 31, 1999                                  F-27

      13.   Consolidated Statements of Cash Flows for each of
            the nine months ended December 31, 1999, and 1998     F-28

      14.   Notes to Financial Statements                         F-29-39

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (FORMERLY INTERNATIONAL CUSTOM PACK, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                             MARCH 31, 1999 AND 1998

                                 C O N T E N T S

Independent Auditors' Report................................................ 3

Consolidated Balance Sheets ................................................ 4

Consolidated Statements of Operations ...................................... 6

Consolidated Statements of Stockholders' Equity ............................ 7

Consolidated Statements of Cash Flows....................................... 8

Notes to the Consolidated Financial Statements..............................10

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Global Seafood Technologies, Inc.
(Formerly International Custom Pack, Inc.)
Biloxi, Mississippi

We have audited the accompanying consolidated balance sheets of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) as of March 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended March 31, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) as of March 31, 1999 and 1998 and the results of their operations and their cash flows for the years ended March 31, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.


[Signature]

Jones, Jensen, & Company
Salt Lake City, Utah
June 25, 1999

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                           Consolidated Balance Sheets

                                     ASSETS

                                                                   March 31,
                                                          ------------------------
                                                              1999          1998
                                                          ------------------------
CURRENT ASSETS

   Cash and cash equivalents (Note 1)                     $  743,718    $   38,631
   Accounts receivable - net (Note 1)                        477,247       388,055
   Accounts receivable, related parties - net (Note 1)       153,771        46,139
   Prepaid income taxes (Note 8)                              46,111        38,572
   Prepaid expenses                                           50,000         6,045
   Inventories (Note 1)                                           --       153,655
   Deferred tax asset, current (Note 8)                        2,300            --
                                                          ----------    ----------

     Total  Current Assets                                 1,473,147       671,097
                                                          ----------    ----------

PROPERTY AND EQUIPMENT - NET (Notes 1 and 2)               2,785,230     2,503,885
                                                          ----------    ----------

OTHER ASSETS

   Deferred tax asset (Note 8)                                12,300            --
   Deposits                                                   11,144         3,089
                                                          ----------    ----------

     Total Other Assets                                       23,444         3,089
                                                          ----------    ----------

     TOTAL ASSETS                                         $4,281,821    $3,178,071
                                                          ==========    ==========

              The accompanying notes are an integral part of these
                        consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                     Consolidated Balance Sheets (Continued)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                       March 31,
                                                                ------------------------
                                                                   1999          1998
                                                                ------------------------
CURRENT LIABILITIES

  Accounts payable - trade                                      $  689,875    $  336,637
  Accounts payable - related party (Note 1)                         71,583           980
  Accrued expenses                                                  27,185        35,823
  Income taxes payable (Note 8)                                        918        17,144
  Notes payable, current portion (Note 3)                          140,051       556,702
  Notes payable to related parties (Note 4)                        113,500       114,211
  Obligations under capital leases, current portion (Note 6)        93,581       138,012
                                                                ----------    ----------

     Total Current Liabilities                                   1,136,693     1,199,509
                                                                ----------    ----------

LONG-TERM LIABILITIES

  Notes payable (Note 3)                                         1,337,806       349,883
  Obligations under capital leases (Note 6)                         81,501        81,458
                                                                ----------    ----------

     Total Long-Term Liabilities                                 1,419,307       431,341
                                                                ----------    ----------

     Total Liabilities                                           2,556,000     1,630,850
                                                                ----------    ----------

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS' EQUITY

  Preferred stock: 25,000,000 shares authorized
   of $0.001 par value, 30,000 and 20,000 shares
   issued and outstanding, respectively                                 30            20
  Common stock: 50,000,000 shares authorized
   of $0.001 par value, 11,678,082 and 11,628,082
   shares issued and outstanding, respectively                      11,678        11,628
  Additional paid-in capital                                     1,289,316     1,139,376
  Retained earnings                                                424,797       396,197
                                                                ----------    ----------

     Total Stockholders' Equity                                  1,725,821     1,547,221
                                                                ----------    ----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $4,281,821    $3,178,071
                                                                ==========    ==========

              The accompanying notes are an integral part of these
                        consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                      Consolidated Statements of Operations

                                                  For the Years Ended March 31,
                                         ----------------------------------------------
                                             1999             1998             1997
                                         ------------     ------------     ------------
NET SALES                                $ 13,841,059     $ 14,054,926     $ 15,909,617

COST OF SALES                              11,702,369       12,298,412       14,452,998
                                         ------------     ------------     ------------

GROSS MARGIN                                2,138,690        1,756,514        1,456,619
                                         ------------     ------------     ------------

EXPENSES

  Non-complete covenant                        32,800           32,800           32,800
  Depreciation expense                        350,639          258,465          221,204
  Bad debt expense                                 --            3,288               --
  Selling, general and administrative       1,672,925        1,275,453          896,743
                                         ------------     ------------     ------------

     Total Expenses                         2,056,364        1,570,006        1,150,747
                                         ------------     ------------     ------------

INCOME BEFORE OTHER
 INCOME (EXPENSES)                             82,326          186,508          305,872
                                         ------------     ------------     ------------

OTHER INCOME (EXPENSES)

  Other income                                 66,822          142,833           77,841
  Interest income                               5,482            1,800            1,135
  Gain on disposition of assets                25,326               --
  Interest expense                           (141,740)        (112,421)        (101,591)
                                         ------------     ------------     ------------

     Total Other Income (Expenses)            (44,110)          32,212          (22,615)
                                         ------------     ------------     ------------

NET INCOME BEFORE
 INCOME TAXES                                  38,216          218,720          283,257

PROVISION FOR INCOME
 TAXES (Note 8)                                 9,616           87,327          105,506
                                         ------------     ------------     ------------

NET INCOME                               $     28,600     $    131,393     $    177,751
                                         ============     ============     ============

BASIC EARNINGS PER SHARE                 $       0.00     $       0.01     $       0.02
                                         ============     ============     ============

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                     11,628,082       11,414,278       10,905,590
                                         ============     ============     ============

FULLY DILUTED EARNINGS
 PER SHARE                               $       0.00     $       0.01     $       0.02
                                         ============     ============     ============

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                     11,824,148       11,458,113       10,905,590
                                         ============     ============     ============

              The accompanying notes are an integral part of these
                        consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Consolidated Statements of Stockholders' Equity

                                                          Preferred Stock           Common Stock         Additional
                                                       --------------------   ------------------------     Paid-in       Retained
                                                      Shares        Amount       Shares        Amount      Capital       Earnings
                                                      -------   -----------   ----------   -----------   -----------    -----------
Balance,  March 31, 1996                                   --   $        --   10,905,590   $    10,906   $     4,252    $    87,053

Additional capital contributed                             --            --           --            --         2,159             --

Net income for the year ended
 March 31, 1997                                            --            --           --            --            --        177,751
                                                       ------   -----------   ----------   -----------   -----------    -----------

Balance, March 31, 1997                                    --            --   10,905,590        10,906         6,411        264,804

Common stock issued in
 connection with the original
 acquisition of Custom Pack, Inc.                          --            --      300,000           300          (300)            --

Common stock issued to purchase CoMar Foods, Inc.
 on October 1, 1997                                        --            --      422,492           422       933,285             --

Preferred stock issued for cash
 during 1997                                           20,000            20           --            --       199,980             --

Net income for the year ended
 March 31, 1998                                            --            --           --            --            --        131,393
                                                       ------   -----------   ----------   -----------   -----------    -----------

Balance, March 31, 1998                                20,000            20   11,628,082        11,628     1,139,376        396,197

Preferred stock issued for
 cash during 1998                                      10,000            10           --            --        99,990             --

Common stock issued for
 prepaid consulting services
 on March 31, 1999                                         --            --       50,000            50        49,950             --

Net income for the year ended
 March 31, 1999                                            --            --           --            --            --         28,600
                                                       ------   -----------   ----------   -----------   -----------    -----------

Balance, March 31, 1999                                30,000   $        30   11,678,082   $    11,678   $ 1,289,316    $   424,797
                                                       ======   ===========   ==========   ===========   ===========    ===========

              The accompanying notes are an integral part of these
                        consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                      Consolidated Statements of Cash Flows

                                                           For the Years Ended March 31,
                                                  -------------------------------------------
                                                      1999           1998             1997
                                                  -----------     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net Income                                      $    28,600     $   131,393     $   177,751
  Adjustments to reconcile net income to
   net cash provided by operating activities:
   Depreciation                                       350,639         258,465         221,204
   (Gain) loss on sale of assets                      (25,326)             --           2,517
   Bad debts                                               --           3,288              --
  Changes in assets and liabilities:
   (Increase) decrease in accounts receivable
    and accounts receivable - related                (196,824)       (141,581)        (31,335)
   (Increase) decrease in taxes receivable             (7,539)        (38,572)             --
   (Increase) decrease in deferred tax asset          (14,600)         16,075           5,167
   (Increase) decrease in inventories                 153,655         (46,724)        (25,958)
   (Increase) decrease in prepaid expenses              6,045          15,690         (21,735)
   (Increase) decrease in deposits                     (8,055)         (3,089)         45,000
   Increase (decrease) in accounts payable
    and accounts payable - related                    423,841         157,099         (33,293)
   Increase (decrease) in taxes payable               (16,226)        (73,583)         68,027
   Increase (decrease) in accrued expenses             (8,638)         14,505          (3,083)
                                                  -----------     -----------     -----------

  Net Cash Provided by Operating Activities           685,572         292,966         404,262
                                                  -----------     -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Sale of property and equipment                      31,000              --              --
   Purchase of property and equipment                (475,333)       (391,535)       (117,415)
                                                  -----------     -----------     -----------

  Net Cash Used in Investing Activities              (444,333)       (391,535)       (117,415)
                                                  -----------     -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Additional capital contributed                           --              --           2,159
  Proceeds from sale of preferred stock               100,000         200,000              --
  Payments on notes payable and leases payable       (956,152)       (280,539)       (247,721)
  Proceeds of notes payable and leases payable      1,320,000              --          62,631
                                                  -----------     -----------     -----------

  Net Cash Provided (Used by)
   Financing Activities                               463,848         (80,539)       (182,931)
                                                  -----------     -----------     -----------

NET INCREASE (DECREASE) IN CASH                       705,087        (179,108)        103,916

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                    38,631         217,739         113,823
                                                  -----------     -----------     -----------

CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                     $   743,718     $    38,631     $   217,739
                                                  ===========     ===========     ===========

              The accompanying notes are an integral part of these
                        consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                Consolidated Statements of Cash Flows (Continued)

                                                   For the Years Ended March 31,
                                                 --------------------------------
                                                   1999        1998         1997
                                                 --------    --------    --------
SUPPLEMENTAL CASH FLOW INFORMATION

  Cash paid for:

  Interest                                       $141,740    $112,421    $103,402
  Income taxes                                   $ 27,126    $183,407    $ 37,479

NON CASH FINANCING ACTIVITIES

  Property and equipment purchased under
   capital leases                                $118,860    $ 21,905    $     --

  Property and equipment acquired by assuming
   notes payable                                 $     --    $200,000    $     --

  Common stock issued for the purchase of
   CoMar Foods, Inc.                             $     --    $933,707    $     --

              The accompanying notes are an integral part of these
                        consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            a. Organization

            The consolidated financial statements include those of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) (ICP) and its wholly-owned subsidiaries, Custom Pack, Inc. and CoMar Foods, Inc. Custom Pack, Inc. has a separate division that is accounted for as the "Aguaculture Division" in the consolidated financial statements, although it is not a separate subsidiary. Collectively, they are referred to herein as "the Company".

            Global Seafood Technologies, Inc. (GST) was incorporated under the laws of the State of Nevada on May 29, 1986 under the name of Rue de Rivoli Perfumeries of America, Ltd. It later changed its name to Enviro Solutions International, Inc. on November 21, 1994 in contemplation of a merger with Enviro Solutions International, Inc. of Utah. The merger was never completed. However, the name was still changed.

            On October 31, 1995, the Company completed an Agreement and Plan of Reorganization whereby GST issued 8,000,000 shares of its common stock in exchange for all of the outstanding common stock of Custom Pack, Inc. (Custom). Pursuant to the reorganization, the name was changed to International Custom Pack, Inc. The Company later changed its name to Global Seafood Technologies, Inc. during 1998.

            The reorganization was accounted for as a recapitalization of Custom because the shareholders of Custom control the Company after the acquisition. Therefore, Custom is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of GST. GST is the acquiring entity for legal purposes and Custom is the surviving entity for accounting purposes.

            On October 1, 1997, the Company completed an Agreement and Plan of Reorganization whereby GST issued 422,492 shares of its common stock and $300,000 of cash in exchange for all of the outstanding common stock of CoMar Foods, Inc. (CoMar). The acquisition has been accounted for as a purchase, and the shares issued were recorded at the market value of the shares on the date of issuance.

            GST was incorporated for the purpose of creating a vehicle to obtain capital to seek out, investigate and acquire interests in products and businesses which may have a potential for profit.

            Custom, a wholly-owned subsidiary, was incorporated under the laws of the State of Mississippi on February 15, 1988. It was incorporated for the purpose of being a full service processor, packager, and storage provider of shrimp and other seafood.

            CoMar, a wholly-owned subsidiary, was incorporated under the laws of the State of Alabama on February 26, 1993. It was incorporated for the purpose of being a full service processor and packager of shrimp and other products.

            b. Accounting Method

            The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a March 31 year end.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

            c. Cash and Cash Equivalents

            Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition. The Company's cash accounts at its banks are insured by the FDIC up to $100,000. The amount in excess of the insured limits at March 31, 1999 was $639,845.

            d. Basic and Fully Diluted Earnings Per Share

            The computations of basic earnings per share of common stock are based on the weighted average number of shares outstanding during the period of the consolidated financial statements. Common stock equivalents, consisting of the preferred shares, have been included in the fully diluted earnings per share.

            e. Principles of Consolidation

            The consolidated financial statements include those of Global Seafood Technologies, Inc. and its wholly-owned subsidiaries, Custom Pack, Inc. and CoMar Foods, Inc. All significant intercompany accounts and transactions have been eliminated.

            f. Inventories

            Inventory supplies are stated at the lower of cost (computed on a first-in, first-out basis) or market. The inventory consists of seafood, seafood storage bags, packing boxes and other miscellaneous packaging materials.

            g. Property and Equipment

            Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line and accelerated methods over estimated useful lives as follows:

               Machinery and equipment       5 to 7 years
               Furniture and fixtures        5 to 7 years
               Buildings                     3 to 7 years
               Vehicles                      5 years
               Water well                    7 years

            h. Accounts Receivable

            Accounts receivable are recorded net of the allowance for doubtful accounts of $5,886 and $5,886 for the years ended March 31, 1999 and 1998, respectively.

            i. Related Party Transactions

            The Company purchases some of its product and supplies from a related company. The amounts owed to this Company at March 31, 1999 and 1998 was $71,583 and $980, respectively.

            The Company also sells some of its product to the same related company. The amounts owed from this company at March 31, 1999 and 1998 was $153,771 and $46,139, respectively.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

            j. Revenue Recognition

            Revenue is recognized upon shipment of goods to the customer.

            k. Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            l. Reclassifications

            Certain prior period amounts have been reclassified to conform to the March 31, 1999 financial statement presentation.

            m. Advertising

            The Company follows the policy of charging the costs of advertising to expense as incurred.

            n. Change in Accounting Principle

            The Company adopted Statement of Financial Accounting Standards
            (SFAS) No. 128, "Earnings Per Share" during the year ended March 31, 1999. In accordance with SFAS No. 128, diluted earnings per share must be calculated when an entity has convertible securities, warrants, options, and other securities that represent potential common shares. The purpose of calculating diluted earnings (loss) per share is to show (on a pro forma basis) per share earnings or losses assuming the exercise or conversion of all securities that are exercisable or convertible into common stock and that would either dilute or not affect basis EPS. As permitted by SFAS No. 128, the Company has retroactively applied the provisions of this new standard by showing the fully diluted earnings per common share for all years presented.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                  (Formerly Global Seafood Technologies, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 2 - PROPERTY AND EQUIPMENT

            Property and equipment at March 31, 1999 and 1998 consisted of the following:

                                                             March 31,
                                                    ---------------------------
                                                        1999            1998
                                                    -----------     -----------

               Land                                 $   102,926     $   102,926
               Buildings and improvements             2,057,887       1,950,207
               Furniture and fixtures                    26,780          26,780
               Machinery and equipment                2,618,001       2,129,745
               Vehicles                                  27,820          27,820
               Water well                               121,441         121,441
                                                    -----------     -----------

                       Total                          4,954,855       4,358,919

                    Less accumulated depreciation    (2,169,625)     (1,855,034)
                                                    -----------     -----------

                    Property and equipment - net    $ 2,785,230     $ 2,503,885
                                                    ===========     ===========

            Depreciation expense for the years ended March 31, 1999, 1998 and 1997 was $350,639, $258,465 and $221,204, respectively.

NOTE 3 - NOTES PAYABLE

            Notes payable at March 31, 1999 and 1998 consisted of the following:

                                                                                       March 31,
                                                                                 --------------------
                                                                                   1999        1998
                                                                                 --------    --------
            Note payable to a bank, secured by property and equipment, interest at 8.25%, interest and principal payments of $8,530 due
             monthly, matured on March 5, 1998                                   $     --    $307,278

            Line of credit with a bank, maximum balance of $200,000, secured by property and equipment, interest at the bank's prime rate
             (8.5% as of March 31, 1998), interest payments due monthly,
             principal amount due March 10, 1998                                       --     172,530

            Note payable, secured by property, interest at 9.0%,
             interest and principal payments of $1,497 due monthly,
             matures on July 1, 2012                                              141,435     143,974

            Note payable, secured by property, interest at 8.0%,
             interest and principal payments of $702 due monthly,
             matures on November 23, 2003                                          32,413      37,999

            Note payable, secured by property, interest at 12.0%,
             interest and principal payments of $3,337 due monthly,
             matured on November 1, 2002                                               --     140,631
                                                                                 --------    --------

            Balance forward                                                      $173,848    $802,412
                                                                                 --------    --------

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                  (Formerly Global Seafood Technologies, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 3 - NOTES PAYABLE (Continued)

                                                                                  March 31,
                                                                         ---------------------------
                                                                             1999            1998
                                                                         -----------     -----------
            Balance forward                                              $   173,848     $   802,412

            Note payable, secured by property, interest at 14.5%,
             interest and principal payments of $4,136 due monthly,
             matured on August 15, 2000                                           --          99,348

            Note payable, secured by property, interest at 8.05%,
              interest and principal payments of $16,124 due monthly,
              matures on July 5, 2003                                      1,260,603              --

            Note payable, secured by property, interest at 7.5%,
             interest and principal payments of $399 due monthly,
             matures on November 15, 2002                                     15,285              --

            Note payable, secured by property, interest at 7.5%,
             interest and principal payments of $737 due monthly,
             matures on October 15, 2002                                      27,000              --

            Note payable, secured by property, interest at 15.77%,
             interest and principal payments of $47 due monthly,
             matures December 16, 2001                                           493           1,060

            Note payable, secured by property, interest at 11.09%,
             interest and principal payments of $628 due monthly,
             matures during April 1999                                           628           3,765
                                                                         -----------     -----------

                 Total notes payable                                       1,477,857         906,585

                 Less: current portion                                      (140,051)       (556,702)
                                                                         -----------     -----------

                 Long-term notes payable                                 $ 1,337,806     $   349,883
                                                                         ===========     ===========

      Maturities of long-term debt are as follows:

               Year Ending
                March 31,                                  Amount
               -----------                                 ------

                 2000                                   $  140,051
                 2001                                      152,359
                 2002                                      166,884
                 2003                                      184,354
                 2004                                      834,209
                 2005 and thereafter                            --
                                                        ----------

                 Total                                  $1,477,857
                                                        ==========

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 4 - NOTES PAYABLE - RELATED PARTIES

            Notes payable to related parties at March 31, 1999 and 1998 consisted of the following:

                                                                               March 31,
                                                                         --------------------
                                                                           1999        1998
                                                                         --------    --------
            Note payable to a related individual, unsecured, interest
             at 10%, interest and principal payments of $200 due
             quarterly, matured on March 31, 1999                        $     --    $    711

            Note payable to shareholder, unsecured, interest at 10%,
             interest payments due quarterly and annually, principal
             amount is due on demand                                      113,500     113,500
                                                                         --------    --------

                 Total notes payable - related parties                   $113,500    $114,211
                                                                         ========    ========

NOTE 5 - LINE OF CREDIT

            The Company has a line of credit with a bank. The loan is secured by commercial property under a deed of trust and mortgage and by a UCC commercial security agreement, accrues interest at 7.5% per annum, and has a maximum balance of $500,000. The line is renewed annually and currently expires on October 5, 1999. The balance outstanding on the line of credit at March 31, 1999 was $-0-.

NOTE 6 - CAPITAL LEASES

            The Company leases certain equipment with lease terms ending in October 1999 through September 2003. Obligations under these capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments. The capitalized cost of $945,388 less accumulated depreciation of $705,621 is included in property and equipment in the accompanying consolidated financial statements at March 31, 1999.

            Obligations under capital leases at March 31, 1999 and 1998 consisted of the following:

                                                             March 31,
                                                     -----------------------
                                                        1999         1998
                                                     ---------     ---------

               Total                                 $ 175,082     $ 219,470
               Less: current portion                   (93,581)     (138,012)
                                                     ---------     ---------

               Long-term portion                     $  81,501     $  81,458
                                                     =========     =========

                       GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                            March 31, 1999 and 1998

NOTE 6 - CAPITAL LEASES (Continued)

            The future minimum lease payments under these capital leases and the net present value of the future minimum lease payments are as follows:

                   Year Ending
                    March 31,                                          Amount
                   -----------                                       ---------
                      2000                                           $ 106,242
                      2001                                              34,710
                      2002                                              19,578
                      2003                                              19,578
                      2004                                               9,789
                      2005 and thereafter                                   --
                                                                     ---------
              Total future minimum lease payments                      189,897

              Less, amount representing interest                       (14,815)
                                                                     ---------
              Present value of future minimum lease payments         $ 175,082
                                                                     =========

NOTE 7 - MAJOR CUSTOMERS AND SUPPLIERS

            For the year ended March 31, 1999, two customers generated sales in excess of 10% of the Company's total sales. Sales to these two customers made up approximately 36% and 32%, respectively, of total revenues for the year ended March 31, 1999.

            For the year ended March 31, 1998, two customers generated sales in excess of 10% of the Company's total sales. Sales to these two customers made up approximately 25% and 22%, respectively, of total revenues for the year ended March 31, 1998.

            For the year ended March 31, 1997, one customer generated sales in excess of 10% of the Company's total sales. Sales to this customer made up approximately 85% of total revenues for the year ended March 31, 1997.

            The Company purchased product from three suppliers during the year ended March 31, 1999 that generated costs in excess of 10% of the Company's total purchases. Purchases from these three suppliers made up approximately 22%, 15% and 12%, respectively, of total purchases for the year ended March 31, 1999.

            The Company purchased product from three suppliers during the year ended March 31, 1998 that generated costs in excess of 10% of the Company's total purchases. Purchases from these three suppliers made up approximately 26%, 15% and 15%, respectively, of total purchases for the year ended March 31, 1998.

            The Company purchased product from two suppliers during the year ended March 31, 1997 that generated costs in excess of 10% of the Company's total purchases. Purchases from these two suppliers made up approximately 27% and 16%, respectively, of total purchases for the year ended March 31, 1997.

            All significant sales and purchases that exceeded 10% during the years ended March 31, 1999, 1998 and 1997 were in the seafood packaging and processing segment.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 8 - INCOME TAXES

            Provision for income taxes for the years ended March 31, 1999, 1998 and 1997 consisted of the following:

                                                              March 31,
                                                  ----------------------------------
                                                    1999         1998         1997
                                                  --------     --------     --------
              Current:
                       Federal income taxes       $ 19,376     $ 70,670     $ 86,292
                       State income taxes            4,840       17,144       14,047

              Deferred:
                       Federal income taxes        (14,600)        (487)       5,167
                                                  --------     --------     --------

              Total provision for income taxes    $  9,616     $ 87,327     $105,506
                                                  ========     ========     ========

            As of March 31, 1999 and 1998, the Company owed $918 and $17,144 in state income taxes, respectively.

            As of March 31, 1999 and 1998, the Company overpaid its federal income taxes by $46,111 and $38,572, respectively.

            As of March 31, 1999 and 1998, a deferred tax asset of $14,600 and $-0- was recognized and recorded.

            A reconciliation of income taxes at the federal statutory rate to the effective tax rate is as follows:

                                                    1999         1998         1997
                                                  --------     --------     --------
              Income taxes computed at the
               federal statutory rate             $ 24,216     $ 81,079     $109,422
              Non-deductible allowance for
               bad debts                            (2,300)          --           --
              Other non-deductible items                --        6,248       11,085
              Accelerated depreciation expense     (12,300)          --      (15,001)
                                                  --------     --------     --------

              Income Tax Expense                  $  9,616     $ 87,327     $105,506
                                                  ========     ========     ========

NOTE 9 - COMMITMENTS AND CONTINGENCIES

            Non-Compete Agreement

            The Company entered into a covenant-not-to-compete during the year ended March 31, 1991. The original agreement required $492,000 to be paid over 10 years at $49,200 each year. The agreement was amended in 1994 due to an examination by the Internal Revenue Service. The current agreement calls for annual payments of $32,800. Future minimum payments are required as follows:

                  Year Ending
                    March 31,                                       Amount
                  -----------                                      --------
                         2000                                      $ 32,800
                         2001                                        32,800
                         2002                                        32,800
                         2003                                        32,800
                         2004                                        32,800
                         2005                                        10,500
                   Thereafter                                            --
                                                                   --------

                        Total                                      $174,500
                                                                   ========

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 9 - COMMITMENTS AND CONTINGENCIES (Continued)

            Non-Compete Agreement (Continued)

            Subsequent to March 31, 1999, the Company issued 114,800 shares of its outstanding common stock in lieu of the future payments required under the non-compete agreement (see Note 12).

            Common Stock Contingency

            The Company is aware of numerous possible claims by individuals that received either through purchase or otherwise, 850,000 forged shares of the Company's common stock that purport to represent issued and outstanding shares. The shares are not listed on the Company's shareholder records and do not represent duly issued and outstanding shares of the Company's common stock. Although no litigation is pending in relation to these shares, it is possible that the Company may have to honor these 850,000 shares of common stock in the future. The shares have not been recorded by the Company at March 31, 1999 since the ultimate outcome is currently not estimatable.

            The Company is also in the process of trying to recover 1,700,000 common shares. The holder of the shares is claiming breach of contract and claims that he is entitled to the shares. The claim is currently in litigation and management intends on vigorously contesting the claim. The Company has filed an answer and a counterclaim against the holder seeking specific performance of a settlement agreement previously entered into. While the possibility that an unfavorable outcome exists, the Company has determined that the potential loss is remote and fully intends on recovering the entire 1,700,000 shares. It is remotely possible, however, that the Company may have to honor these shares in the future, although the shares have not been recorded by the Company as outstanding shares as of March 31, 1999.

            Leases

            The Company has entered into several non-cancelable leases, accounted for as operating leases, of certain machinery and equipment used in operations. The minimum future payments required under the operating leases are as follows:

                      Year Ending
                       March 31,                              Amount
                      -----------                            --------
                        2000                                 $152,424
                        2001                                  113,204
                        2002                                   10,894
                        2003                                   10,894
                        2004                                    5,147
                        2005 and thereafter                        --
                                                             --------

                        Total                                $292,563
                                                             ========

NOTE 10 - WARRANTS OUTSTANDING

            On November 1, 1998, the Company granted warrants to a consultant to purchase 1,000,000 shares of common stock at $1.00 per share which approximated market value for the shares at the time of issuance. The warrants are exercisable until July 1, 2008.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 11 - CONSOLIDATED PROFORMA STATEMENT OF OPERATIONS

            The historical information contained herein has been consolidated on a proforma basis and is presented as unaudited. The purchase of assets and liabilities from CoMar on October 1, 1997 are described in Note 1. The purchase has been presented in this footnote as though it was effective April 1, 1997. All significant accounting policies for CoMar are the same as the Company's as defined in Note 1.

                                                                For the Year Ended March 31, 1998
                                       --------------------------------------------------------------------------------
                                       International                                                         Proforma
                                       Custom            Custom Pack,        CoMar                           Combined
                                       Pack, Inc.            Inc.         Foods, Inc.     Eliminations      (Unaudited)
                                       -------------    ------------     ------------     ------------     ------------
            NET SALES                  $          --    $ 13,872,075     $    746,495     $   (283,979)    $ 14,334,591

            COST OF SALES                         --      12,309,511          505,731         (283,979)      12,531,263
                                       -------------    ------------     ------------     ------------     ------------

            GROSS MARGIN                          --       1,562,564          240,764               --        1,803,328
                                       -------------    ------------     ------------     ------------     ------------

            EXPENSES

            Repairs and maintenance               --         181,940           12,090               --          194,030
            Non-compete covenant                  --          32,800               --               --           32,800
            Depreciation expense                  --         240,832           27,213               --          268,045
            Selling, general and
             administrative                       --         898,847          441,564               --        1,340,411
                                       -------------    ------------     ------------     ------------     ------------

              Total Expenses                      --       1,354,419          480,867               --        1,835,286
                                       -------------    ------------     ------------     ------------     ------------
            INCOME (LOSS)
             BEFORE OTHER
             INCOME (EXPENSES)                    --         208,145         (240,103)              --          (31,958)
                                       -------------    ------------     ------------     ------------     ------------

            OTHER INCOME
             (EXPENSES)

            Other income                          --         142,326            1,748               --          144,074
            Interest income                       --           1,800               --               --            1,800
            Interest expense                      --         (97,121)         (68,608)              --         (165,729)
            Bad debt expense                      --              --           (3,654)              --           (3,654)
                                       -------------    ------------     ------------     ------------     ------------

              Total Other Income
                (Expenses)                        --          47,005          (70,514)              --          (23,509)
                                       -------------    ------------     ------------     ------------     ------------
            NET INCOME (LOSS)
             BEFORE INCOME
             TAXES                                --         255,150         (310,617)              --          (55,467)

            PROVISION FOR
             INCOME TAXES                         --          87,327               --               --           87,327
                                       -------------    ------------     ------------     ------------     ------------

            NET INCOME (LOSS)          $          --    $    167,823     $   (310,617)    $         --     $   (142,794)
                                       =============    ============     ============     ============     ============

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 11 - CONSOLIDATED PROFORMA STATEMENT OF OPERATIONS (Continued)

                                                             For the Year Ended March 31, 1997
                                    ---------------------------------------------------------------------------------
                                    International
                                    Custom           Custom Pack,         CoMar                            Proforma
                                    Pack, Inc.           Inc.          Foods, Inc.     Eliminations        Combined
                                    -------------    ------------     ------------     -------------     ------------
                                                                                                          (Unaudited)

            NET SALES               $          --    $ 15,909,617     $    559,384     $          --     $ 16,469,001

            COST OF SALES                      --      14,452,998          465,748                --       14,918,746
                                    -------------    ------------     ------------     -------------     ------------

            GROSS MARGIN                       --       1,456,619           93,636                --        1,550,255
                                    -------------    ------------     ------------     -------------     ------------

            EXPENSES

            Non-compete covenant               --          32,800               --                --           32,800
            Depreciation expense               --         221,204           19,164                --          240,368
            Selling, general and
             administrative                    --         896,743          518,028                --        1,414,771
                                    -------------    ------------     ------------     -------------     ------------

              Total Expenses                   --       1,150,743          537,192                --        1,687,939
                                    -------------    ------------     ------------     -------------     ------------

            INCOME (LOSS)
             BEFORE OTHER
             INCOME (EXPENSES)                 --         305,872         (443,556)               --         (137,684)
                                    -------------    ------------     ------------     -------------     ------------

            OTHER INCOME
             (EXPENSES)

            Other income                       --          77,841            2,480                --           80,321
            Interest income                    --           1,135               --                --            1,135
            Interest expense                   --        (101,591)        (106,616)               --         (208,207)
                                    -------------    ------------     ------------     -------------     ------------

              Total Other Income
                (Expenses)                     --         (22,615)        (104,136)               --         (126,751)
                                    -------------    ------------     ------------     -------------     ------------

            NET INCOME (LOSS)
             BEFORE INCOME
             TAXES                             --         283,257         (547,692)               --         (264,435)

            PROVISION FOR
             INCOME TAXES                      --         105,506               --                --          105,506
                                    -------------    ------------     ------------     -------------     ------------
            NET INCOME (LOSS)       $          --    $    177,751     $   (547,692)    $          --     $   (369,941)
                                    =============    ============     ============     =============     ============

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                             March 31, 1999 and 1998

NOTE 12 - SUBSEQUENT EVENTS

            Subsequent to March 31, 1999, the following significant events occurred:

            1) On April 1, 1999, the Company issued 152,564 shares of its outstanding common stock to purchase the assets, brand name and customer lists of Killer Bee, Inc., a Mississippi corporation. The acquisition will be accounted for as a purchase. On the same date, the Company granted warrants to purchase a total of 1,500,000 shares of common stock (500,000 each) at $1.56 per share for a period of 10 years to Brent Gutierrez, Clay Gutierrez and Larry Gollott, the original owners of Killer Bee, Inc. Brent Gutierrez and Clay Gutierrez are also current officers and directors of Global Seafood Technologies, Inc.

            2) On April 7, 1999, the Company issued 114,800 shares of its outstanding common stock in lieu of future payments under the non-compete agreement (Note 9), in the amount of $143,500.

            3) During April 1999, the Company issued to a director 200,000 shares of its outstanding preferred stock valued at $10.00 per share for $2,000,000 in cash. In connection with the preferred issuance, the Company also granted warrants to purchase 2,000,000 shares of common stock to the director. The warrants are exercisable at $1.00 per share until July 15, 2001.

            4) Prior to March 31, 1999, the Company issued 1,050,000 shares of its outstanding common stock to be held in escrow until the cash proceeds of $650,000 was received. Through the date of our audit report, a total of $371,100 had been received.

            5) On April 7, 1999, the Company authorized the issuance of 32,000 shares of common stock for services rendered valued at $40,000.

            6) The 30,000 shares of preferred stock outstanding at March 31, 1999 were converted into 300,000 shares of common stock.

            7) On June 25, 1999, the Company entered into an agreement to purchase the assets, brand name and customer lists of Drag N' Baits, Inc., a Florida corporation, for a cash price of $339,000. The acquisition will be accounted for as a purchase.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.

                   (FORMERLY INTERNATIONAL CUSTOM PACK, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                                    CONTENTS

COMPANY LETTER ............................................................    3

CONSOLIDATED BALANCE SHEETS ...............................................    4

CONSOLIDATED STATEMENTS OF OPERATIONS .....................................    6

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY ...........................    7

CONSOLIDATED STATEMENTS OF CASH FLOWS .....................................    8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ..........................     10

                        CONSOLIDATED FINANCIAL STATEMENTS

February 9, 2000

The accompanying consolidated balance sheets of Global Seafood Technologies, Inc. as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the nine months period ending December 31, 1999 and 1998 are the responsibility of the Company's management.

The data has not been subjected to audit and has been derived from the Company's internally produced financial records. While the Company believes such interim data to be materially correct, their failure to be subjected to independent audit or to auditing standards should be noted. All such data should be read only in conjunction with, and is qualified in their entirety by reference to, the Company's financial statements and accompanying notes.

Management believes that the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) as of December 31, 1999 and 1998 and the results of its operations and cash flows for the nine months period ended December 31, 1999 and 1998 consistent with previously prepared financial reports.


Brent Gutierrez, Chairman and President
Global Seafood Technologies, Inc.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                           CONSOLIDATED BALANCE SHEETS

                                      ASSETS

                                                                 UNAUDITED
                                                                 December 31
                                                      --------------------------------
                                                        1999                    1998
                                                      --------               ---------
CURRENT ASSETS
Cash and cash equivalents (Note 1)                   2,093,871                  16,989
Accounts Receivable- net (Note 1)                    1,168,128               1,257,844
Accounts Receivable - Related, net (Note 1)            115,948                   2,016
Pre-paid income taxes                                   46,111                  38,572
Pre-paid Expenses                                      171,410                   6,045
Inventories (Note 1)                                   533,304                 153,655
Deferred tax asset, current                              2,300                       0
                                                   -----------             -----------
TOTAL CURRENT ASSETS                                $4,131,072              $1,475,122

PROPERTY AND EQUIPMENT (Notes 1 and 2)
Land                                                   102,926                 102,926
Buildings and Improvements                           2,086,214               1,998,970
Furniture and Fixtures                                  26,780                  26,780
Machinery and Equipment                              3,212,499               2,587,477
Vehicles                                                27,820                  27,820
Water Well                                             121,441                 121,441
                                                   -----------             -----------
TOTAL FIXED ASSETS                                   5,577,679               4,865,413
Less Accumulated Depreciation                       (2,482,857)             (2,062,691)
                                                   -----------             -----------
PROPERTY AND EQUIPMENT, NET                         $3,094,822              $2,802,721

OTHER ASSETS
Deferred tax asset                                      12,300                       0
Deposits                                                20,809                   3,089
                                                   -----------             -----------
Total Other Assets                                     $33,109                  $3,089

TOTAL ASSETS                                        $7,259,004              $4,280,932



The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                           CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                      UNAUDITED
                                                                     December 31
                                                      --------------------------------------
                                                        1999                        1998
                                                      --------                    ---------
CURRENT LIABILITIES
Accounts Payable                                         478,657                    485,068
Accounts Payable - Related (Note 1)                        9,891                      7,040
Accrued expenses                                          30,788                     29,969
Income taxes payable                                          16                    (10,122)
Notes Payable , short-term (Note 5)                      500,000                     70,000
Notes Payable, current portion (Note 3)                  159,973                    108,456
Notes Payable - Related (Note 4)                         113,500                    113,611
Obligations under capital leases (Note 6)                 31,729                    128,343
                                                     -----------                -----------
TOTAL CURRENT LIABILITIES                             $1,324,555                   $932,365

LONG-TERM LIABILITIES

Notes Payable (Note 3)                                 1,399,622                  1,368,777
Obligations under capital leases (Note 6)                 59,626                     89,034
                                                     -----------                -----------
TOTAL LONG-TERM LIABILITIES                           $1,459,247                 $1,457,811

TOTAL LIABILITIES                                     $2,783,802                 $2,390,176

STOCKHOLDER'S EQUITY

Preferred stock                                              200                         30
(Issued and outstanding)                                 200,000                     30,000
Common stock                                              13,049                     11,628
(Issued and outstanding)                              13,048,954                 11,628,082
Additional Paid-in Capital                             4,186,875                  1,239,365
Treasury Stock                                                 0                          0
Retained Earnings                                        275,078                    639,733
                                                     -----------                -----------
TOTAL STOCKHOLDER'S EQUITY                            $4,475,201                 $1,890,756

TOT. LIAB. AND EQUITY                                 $7,259,004                 $4,280,932


COMMITMENTS AND CONTINGENCIES (Note 8)

The accompanying notes are an integral part of these consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                   UNAUDITED
                                                          Nine Months Ended December 31
                                                     ------------------------------------------
                                                        1999                         1998
                                                       ------                       ------
Processing Sales                                         2,745,940                    2,146,328
Sales of Product                                         8,554,515                    8,924,861
                                                       -----------                  -----------
NET SALES                                              $11,300,455                  $11,075,783

COST OF SALES                                            8,853,624                    9,003,128
                                                       -----------                  -----------
GROSS MARGIN                                            $2,446,832                   $2,068,061

EXPENSES
Salaries, wages and commissions                            449,339                      378,322
Non-compete covenant                                        23,916                       16,400
Depreciation expense                                       313,233                      207,659
Bad debt expense                                                 0                            0
Selling, general and administrative                      1,788,036                    1,266,192
                                                       -----------                  -----------
TOTAL EXPENSES                                          $2,574,524                   $1,868,573

INCOME BEFORE OTHER ITEMS                                ($127,692)                    $199,488

Other income                                                29,911                      119,611
Interest income                                             59,964                        3,199
Gain of disposition of assets                                    0                       18,000
Interest expense                                          (110,986)                     (96,761)
                                                       -----------                  -----------
TOTAL OTHER INCOME (EXPENSE)                              ($21,111)                     $44,048

NET INCOME BEFORE TAXES                                  ($148,804)                    $243,536

PROVISION FOR TAXES                                            918                            0

NET INCOME                                               ($149,722)                    $243,536

BASIC EARNINGS PER SHARE                                    ($0.01)                       $0.02

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                                  12,739,894                   11,628,082

FULLY DILUTED EARNINGS
 PER SHARE                                                  ($0.01)                       $0.02

WEIGHTED AVERAGE NUMBER
 OF FULL DILUTED SHARES                                 12,876,915                   11,961,415


The accompanying notes are an integral part of these consolidated financial statements.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                               Additional
                                        Preferred Stock              Common Stock                Paid-in          Retained
                                       Shares      Amount       Shares           Amount          Capital          Earnings

Balance, March 31, 1999                30,000     $      30   11,678,082      $    11,678      $ 1,289,316       $ 424,797

Common stock issued on
April 1, 1999 to purchase
the assets of Killer Bee, Inc.                                   152,564      $       153      $   237,847

Common stock issued in lieu
of future payments under
non-compete agreement                                            114,800      $       115      $   143,385

Preferred stock issued
for cash in April, 1999               200,000     $     200                                    $ 1,999,800

Cash received for common
stock issued into escrow prior
to March 31, 1999                                                771,508      $       772      $   476,828

Common stock issued for
prepaid promotional services
in April, 1999                                                    32,000      $        32      $    39,968

Outstanding preferred stock           (30,000)    ($     30)                                   ($  299,970)
converted to common stock                                        300,000      $       300      $   299,700

Net income for nine months
ended December 31, 1999                                                                                          ($149,722)

Balance, December 31, 1999            200,000     $     200   13,048,954      $    13,049      $ 4,186,875       $ 275,078

              The accompanying notes are an integral part of these
                       consolidated financial statements

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        UNAUDITED
                                                              Nine Months Ended December 31
                                                                  1999             1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                    ($  149,722)      $   243,536

Adjustments to Net Income:
Depreciation                                                      313,233           207,659
(Gain) Loss on Sale of Assets                                           0                 0
Bad Debts                                                               0                 0
                                                              -----------       -----------
Total Adjustments to Net Income                               $   313,233       $   207,659

Changes in Assets and Liabilities:
(Increase) Decrease in Accounts Receivable
and Accounts Receivable Related                                  (653,059)         (825,666)
(Increase) Decrease in Taxes Receivable                                 0                 0
(Increase) Decrease in Deferred Tax Asset                               0                 0
(Increase) Decrease in Inventories                               (533,304)               (0)
(Increase) Decrease in Pre-paid Expenses                         (121,410)               (0)
(Increase) Decrease in Deposits                                    (9,665)               (0)
Increase (Decrease) in Accounts Payable
and Accounts Payable Related                                     (272,909)          154,491
Increase (Decrease) in Taxes Payable                                2,345           (27,266)
Increase (Decrease) in Accrued Expenses                               356            (5,854)
                                                              -----------       -----------
Total Changes in Assets and Liabilities                       ($1,587,646)         (704,296)
                                                              -----------       -----------
Net Cash Provided by Operating Activities                     ($1,424,134)      ($  253,101)

CASH FLOWS FROM INVESTING ACTIVITIES:
Sale of Property and Equipment
Purchase of Property and Equipment                               (622,824)         (506,497)
                                                              -----------       -----------
Net Cash Used in Investing Activities                         ($  622,824)         (506,497)

CASH FLOWS FROM FINANCING ACTIVITIES:
Additional Capital Contributed                                    899,100                 0
Proceeds From Sale of Preferred Stock                           2,000,000           100,000
Net Proceeds (Payments) Notes Payable and Leases Payable          498,010           637,955
                                                              -----------       -----------
Net Cash Provided (Used) by Financing Activities              $ 3,397,110           737,955

NET INCREASE (DECREASE) IN CASH                               $ 1,350,153       ($   21,642)

BEGINNING CASH AND CASH EQUIVALENTS                           $   743,718       $    38,631

ENDING CASH AND CASH EQUIVALENTS                              $ 2,093,871       $    16,989

              The accompanying notes are an integral part of these
                       consolidated financial statements

GLOBAL SEAFOOD TECHNOLOGIES, INC.
CONSOLIDATING STATEMENT OF OPERATIONS


                                            Custom                              Aquaculture          Killer
                                             Pack               CoMar            Division             Bee

Processing Sales                            2,745,940
Sales of Product                            7,240,603            540,908             19,790            753,214
                                         ---------------------------------------------------------------------
NET SALES                                $  9,986,543       $    540,908       $     19,790       $    753,214

COST OF SALES                            $  6,769,033       $     62,135       $     21,982       $    453,747

GROSS MARGIN                             $  3,217,510       $    478,773       ($     2,192)      $    299,467

EXPENSES
Salaries, wages and commissions             1,290,526            388,726               (386)           317,201
Non-compete covenant                           23,916                  0                  0                  0
Depreciation expense                          177,780             28,118             33,886             42,765
Bad debt expense                                    0                  0                  0                  0
Selling, general and administrative         1,120,045            124,282             16,406            527,303
                                         ---------------------------------------------------------------------
TOTAL EXPENSES                           $  2,612,267       $    541,126       $     49,905       $    887,269

INCOME BEFORE OTHER ITEMS                $    605,244       ($    62,353)      ($    52,097)      ($   587,802)

Other income                                   29,911                  0                  0                  0
Interest income                                16,289                  0                  0             43,675
Gain on disposition of assets                       0                  0                  0                  0
Interest expense                              (57,233)           (35,797)            (9,714)            (8,241)
                                         ---------------------------------------------------------------------
TOTAL OTHER INCOME (EXPENSE)             ($    11,034)      ($    35,797)      ($     9,714)      $     35,434

NET INCOME BEFORE TAXES                  $    594,210       ($    98,151)      ($    61,811)      ($   552,368)

PROVISION FOR TAXES                                 0                918                  0                  0

NET INCOME                               $    594,210       ($    99,069)      ($    61,811)      ($   552,368)

                                                                                     UNAUDITED
                                              Combined                              9 mos ended
                                               Totals           Eliminations        December 31
                                                                                       1999
Processing Sales                                2,745,940                             2,745,940
Sales of Product                                8,554,515                             8,554,515
                                             --------------------------------------------------
NET SALES                                    $ 11,300,455                          $ 11,300,455

COST OF SALES                                $  7,306,897       $  1,546,727       $  8,853,624

GROSS MARGIN                                 $  3,993,559       ($ 1,546,727)      $  2,446,832

EXPENSES
Salaries, wages and commissions                 1,996,066         (1,546,727)           449,339
Non-compete covenant                               23,916                                23,916
Depreciation expense                              282,549             30,684            313,233
Bad debt expense                                        0                                     0
Selling, general and administrative             1,788,036                             1,788,036
                                             --------------------------------------------------
TOTAL EXPENSES                               $  4,090,567       ($ 1,516,043)      $  2,574,524

INCOME BEFORE OTHER ITEMS                    ($    97,008)      ($    30,684)      ($   127,692)

Other income                                       29,911                                29,911
Interest income                                    59,964                                59,964
Gain on disposition of assets                           0                                     0
Interest expense                                 (110,986)                             (110,986)
                                             --------------------------------------------------
TOTAL OTHER INCOME (EXPENSE)                 ($    21,111)      $          0       ($    21,111)

NET INCOME BEFORE TAXES                      ($   118,120)      ($    30,684)      ($   148,804)

PROVISION FOR TAXES                                   918                                   918

NET INCOME                                   ($   119,038)      ($    30,684)      ($   149,722)

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            a. Organization

            The consolidated financial statements include those of Global Seafood Technologies, Inc. (formerly International Custom Pack, Inc.) and its wholly owned subsidiaries: Custom Pack, Inc., CoMar Foods, Inc., and Killer Bee, Inc. Custom Pack, Inc. has a separate division that is accounted for as the "Aquaculture Division" in the consolidated financial statements, although it is not a separate subsidiary. Collectively, they are referred to herein as "the Company".

            Global Seafood Technologies, Inc. (GSFT) was incorporated under the laws of the State of Nevada on May 29, 1986 under the name of Rue de Rivoli Perfumeries of America, LTD. It later changed its name to Enviro Solutions International, Inc. on November 21, 1994 in contemplation of a merger with Enviro Solutions International, Inc. of Utah. The merger was never completed. However, the name was still changed.

            On October 31, 1995, the Company completed an Agreement and Plan of Reorganization whereby GSFT issued 8,000,000 shares of its common stock in exchange for all of the outstanding common stock of Custom Pack, Inc. (Custom). Pursuant to the reorganization, the name was changed to International Custom Pack, Inc. The Company later changed its name to Global Seafood Technologies, Inc. during 1998.

            The reorganization was accounted for as a recapitalization of Custom because the shareholders of Custom control the Company after the acquisition. Therefore, Custom is treated as the acquiring entity. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of GSFT. GSFT is the acquiring entity for legal purposes and Custom is the surviving entity for accounting purposes.

            On October 1, 1997, the Company completed an Agreement and Plan of Reorganization whereby GSFT issued 422,492 shares of its common stock and $300,000 of cash in exchange for all of the outstanding common stock of CoMar Foods, Inc. (CoMar). The acquisition was accounted for as a purchase, and the shares issued were recorded at the market value of the shares on the date of issuance.

            On April 1, 1999, the Company issued 152,564 shares of its common stock to purchase the assets of a related company, Killer Bee, Inc. (Killer Bee). The physical assets consisted of product inventory valued at $238,000 and was accounted for by the purchase method. The shares issued were based on the $1.56 market value of the shares on the date of the transaction.

            On June 25, 1999 the Company purchased the assets and brand name of Drag N Bait, Inc., a recognized supplier of recreational fishing bait in the Southeastern United States, and particularly in Florida. The acquisition was $339,000 cash, which represented the value of the assets acquired, and was accounted for by the purchase

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

            NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                    (Continued)

            method. The operations of Drag N Bait after June 25, 1999 have been consolidated with those of Killer Bee, Inc. in the nine months interim financial statements.

            Custom, a wholly-owned subsidiary, was incorporated under the laws of Mississippi on February 15, 1988. It was incorporated for the purpose of being a full service processor, packager, and storage provider of shrimp and other seafood.

            Comar, a wholly-owned subsidiary, was incorporated under the laws of the State of Alabama on February 26, 1993. It was incorporated for the purpose of being a full service processor and packager of shrimp and other seafood products.

            Killer Bee, a wholly-owned subsidiary, was incorporated September 18, 1998. It was incorporated for the purpose of being a full service processor, packager and distributor of bait and other recreational fishing products.

            b. Accounting Method

            The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a March 31 year end.

            c. Cash and Cash Equivalents

            Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition. The Company's cash accounts at its banks are insured by the FDIC up to $100,000. The Company's bank employs an overnight "sweep" to invest cash balances which are in excess of daily operating needs.

            d. Basic and Fully Diluted Earnings Per Share

            The computations of basic earnings per share of common stock are based on the weighted average number of shares outstanding during the period of the consolidated financial statements. Common stock equivalents, consisting of the preferred shares and outstanding warrants, have been included in the fully diluted earnings per share.

            e. Principles of Consolidation

            The consolidated financial statements include those of Global Seafood Technologies, Inc. and its wholly-owned subsidiaries; Custom Pack, Inc., CoMar Foods, Inc., and Killer Bee, Inc. All significant intercompany accounts and transactions have been eliminated.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

            f. Inventories

            Inventory supplies are stated at the lower of cost (computed on a first-in, first-out basis) or market. The inventory consists of seafood, bait products, seafood storage bags, packing boxes and other miscellaneous packaging materials.

            g. Property and Equipment

            Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line and accelerated methods over estimated useful lives as follows:

                   Machinerry and equipment      5 to 7 years
                   Furniture and fixtures        5 to 7 years
                   Buildings                     3 to 7 years
                   Vehicles                      5 years
                   Water Well                    7 years

            h. Accounts Receivable

            Accounts receivable are recorded net of allowance for doubtful accounts of $5,886 and $5,886 for the periods ending December 31, 1999 and 1998, respectively.

            i. Related Party Transactions

            The Company purchases some of its product and supplies from a related company. The amounts owed to this company as Accounts Payable at December 31, 1999 and 1998 was $9,891 and $7,040, respectively.

            For the nine month period ending December 31, 1999 and 1998 the Company also sold $172,586 and $110,298 of its product to the same related company.

            j. Revenue Recognition

            Revenue is recognized upon shipment of goods to the customer.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

            k. Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            l. Reclassifications

            Certain prior period amounts have been reclassified to conform to the December 31, 1999 financial statement presentation.

            m. Advertising

            The Company follows the policy of charging the costs of advertising to expense as incurred.

            n. Change in Accounting Principle

            The Company adopted Statement of Financial Accounting Standards
            (SFAS) No. 128, "Earnings Per Share" during the year ended March 31, 1999. In accordance with SFAS No. 128, diluted earnings per share must be calculated when an entity has convertible securities, warrants, options, and other securities that represent potential common shares. The purpose of calculating diluted earnings (loss) per share is to show (on a pro forma basis) per share earnings or losses assuming the exercise or conversion of all securities that are exercisable or convertible into common stock and that would either dilute or not affect basic EPS. As permitted by SFAS No. 128, the Company has retroactively applied the provisions of this new standard by showing the fully diluted earnings per common share for all periods presented.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 2 - PROPERTY AND EQUIPMENT

            Property and equipment at December 31, 1999 and 1998 consisted of the following:

                                                          December 31
                                                          -----------
                                                     1999               1998

                Land                             $   102,926       $   102,926
                Buildings and improvements         2,086,214         1,998,970
                Furniture and fixtures                26,780            26,780
                Machinery and equipment            3,212,499         2,587,477
                Vehicles                              27,820            27,820
                Water Well                           121,441           121,441
                                                 -----------       -----------

                            Total                $ 5,577,679       $ 4,865,413

                Less accumulated depreciation     (2,482,857)       (2,062,691)

                Property and equipment- net      $ 3,094,822       $ 2,802,721

            Depreciation expense for the nine month periods ended December 31, 1999 and 1998 was $313,233 and $207,659, respectively.

NOTE 3 - NOTES PAYABLE

            Notes payable at December 31, 1999 and 1998 consisted of the following:

                                                                December 30
                                                                -----------
                                                              1999        1998
            Note payable, secured by property, interest
            at 9.0%, interest and principal payments of
            $1,497 due monthly, matures July 1, 2012          137,367      142,298

            Note payable, secured by property, interest
            at 8.0%, interest and principal payments of
            $702 due monthly, matures November 23, 2003        27,900       33,803

            Note payable, secured by property, interest
            at 8.05%, interest and principal payments of
            $16,124 due monthly, matures July 5, 2003       1,191,060    1,283,684

            Note payable, secured by property, interest
            at 7.5%, interest and principal payments of
            $399 due monthly, matures November 15, 2002        12,498       16,186
                                                           ----------   ----------
            Balance forward                                $1,368,825   $1,475,971

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 3 - NOTES PAYABLE (Continued)

                                                               December 30
                                                               -----------
                                                          1999              1998
                                                          ----------------------
Balance forward                                       $ 1,368,825       $ 1,475,971

Note payable, secured by property, interest
at 7.5%, interest and principal payments of
$737 due monthly, matures October 15, 2002                 22,426                --

Note payable, secured by property, interest
at 15.77%, interest and principal payments of
$47 due monthly, matures December 16, 2001                     67               634

Note payable, secured by property, interest
at 11.09%, interest and principal payments of
$628 due monthly, matured April , 1999                        173               628

Note payable, secured by property, interest at
9.25%, interest and principal payments of $440
due monthly, matures September 22, 2002                    12,785                --

Note payable, secured by property, interest
at 7.5%, interest and principal payments of
$492 due monthly, matures April 1, 2004                    20,752                --

Note payable, secured by property, interest at
8.12%, interest and principal payments of $1,531
due monthly, matures June 25, 2004                         69,178                --

Note payable, secured by property, interest
at 8.12%, interest and principal payments of
$1,447 due monthly, matures June 25, 2004                  65,388

            Total notes payable                         1,559,595         1,477,233

            Less: current portion                        (159,973)         (108,456)
                                                      -----------       -----------

            Long-term notes payable                   $ 1,399,622       $ 1,368,777

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

            Maturities of long-term debt are as follows:

                           Period                        Amount
                           ------                        ------

               12 months ending December 31, 2000      $  159,426
               12 months ending December 31, 2001         172,392
               12 months ending December 31, 2002         183,557
               12 months ending December 31, 2003         181,497
               12 months ending December 31, 2004         165,727
               2005 and thereafter                        696,995
                                                       ----------

                           Total                       $1,559,595

NOTE 4 - NOTES PAYABLE RELATED PARTIES

            Notes payable to related parties at December 31, 1999 and 1998 consisted of the following:

                                                              December 31
                                                              -----------
                                                           1999         1998
                                                           -----------------

          Notes payable to shareholders, unsecured,
          interest at 10%, interest payments due
          quarterly and annually, principal amount
          is due on demand                                113,500      113,611

NOTE 5 - LINE OF CREDIT

            The Company has a line of credit with a bank which is secured by a deed of trust and mortgage on commercial property and a commercial security agreement. The line of credit is renewed annually and presently matures on October 5, 2000. Borrowings, if any, would have a maximum balance outstanding at December 31, 1999 and 1998 of $1,000,000 and $500,000. As of December 31, 1999 and 1998, the
            actual balance outstanding under the line was $ 500,000 and $ 70,000, respectively.

NOTE 6 - CAPITAL LEASES

            The Company leases certain equipment with lease terms ending through September 2003. Obligations under these capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments. The capitalized cost less accumulated depreciation is included in property and equipment in the accompanying consolidated financial statements at December 31, 1999.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

            Obligations under capital leases at December 31, 1999 and 1998 were as follows:

                                                     December 30
                                                     -----------
                                                 1999            1998
                                              -------------------------

             Total                            $  91,355       $ 217,377
             Less: current portion              (31,729)       (128,343)
                                              ---------       ---------

             Long-term portion                $  59,626       $  89,034

            The future minimum lease payments under these capital leases from December 31, 1999 and the net present value of the future minimum lease payments are as follows:

                  Twelve months ending
                  December 31, 2000                                   $ 29,400
                  December 31, 2001                                   $ 27,700
                  December 31, 2002                                     22,840
                  December 31, 2003                                     16,315
                  December 31, 2004                                          0
                  December 31, 2005 and thereafter                           0
                                                                      --------

                  Total future minimum lease payments                 $ 96,255

                  Less, amount representing interest                    (4,900)
                                                                      --------

                  Present value of future minimum lease payments      $ 91,355

NOTE 7 - MAJOR CUSTOMERS AND SUPPLIERS

            Certain customers in the seafood processing and packaging segment generated in excess of 10% of the Company's total sales. For the nine months ended December 31, 1999 two customers each generated sales of approximately 46% and 37% of total revenues, respectively. For the nine months ended December 31, 1998, two customers each generated sales of approximately 29% and 28% of total revenues, respectively.

            The Company purchased product from two suppliers during the nine months periods ending December 31, 1999 and 1998 that generated costs in excess of 10% of the Company's total costs. Purchases from these two suppliers made up 22% and 23%, and 24% and 30%, of total costs for the nine months ended December 31, 1999 and 1998, respectively.

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 8 - COMMITMENTS AND CONTINGENCIES

            Common Stock Contingency

            The Company is aware of numerous possible claims by individuals that received either through purchase or otherwise, 850,000 forged shares of the Company's common stock that purport to represent issued and outstanding shares. The shares are not listed on the Company's shareholder records and do not represent duly issued and outstanding shares of the Company's common stock. Although no litigation is pending in relation to these shares, it is possible that the Company may have to honor these 850,000 shares of common stock in the future. The shares have not been recorded by the Company at December 31, 1999 since the outcome is currently not estimatable.

            The company is also in the process of trying to recover 1,700,000 common shares. The holder of the shares is claiming breach of contract and claims that he is entitled to the shares. The claim is currently in litigation and management intends on vigorously contesting the claim. The company has filed an answer and a counterclaim against the holder seeking specific performance of a settlement agreement previously entered into. While the possibility that an unfavorable outcome exists, the company has determined that the potential loss is remote and fully intends on recovering the entire 1,700,000 shares. It is remotely possible, however, that the company may have to honor these shares in the future, although the shares have not been recorded by the company as outstanding shares as of December 31, 1999.

            Leases

            The Company has entered into several non-cancelable leases, accounted for as operating leases, of certain machinery and equipment used in operations. The minimum future payments required under the operating leases are as follows:

                        Three months ending
                        -------------------
                        March 31, 2000                           $ 43,394

                        Year ending
                        -----------
                        March 31, 2001                           $113,204
                        March 31, 2002                             10,894
                        March 31, 2003                             10,894
                        March 31, 2004                              5,147
                        March 31, 2005 and thereafter                   0
                                                                 --------

                        Total future minimum lease payments      $183,533

                        GLOBAL SEAFOOD TECHNOLOGIES, INC.
                   (Formerly International Custom Pack, Inc.)
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 9 - WARRANTS OUTSTANDING

            On November 1, 1998, the Company granted warrants to a consultant to purchase 1,000,000 shares of the Company's common stock at $1.00 per share. The value of the warrants approximated the prevailing market price of the stock at the time of issuance. The warrants are exercisable until July 1, 2008.

            During April 1999, the Company granted warrants to an investor to purchase 2,000,000 shares of the Company's common stock at $1.00 per share, which was the prevailing market price. The warrants are exercisable until July 15, 2001.

            On April 1, 1999, the Company granted warrants to purchase 1,500,000 shares of the Company's common stock at $1.56 per share in connection with the purchase of the assets of Killer Bee, Inc. Warrants of 500,000 shares were granted to each of the sellers (three individuals, which included two executive officers and directors of the Company). The warrants were valued at the prevailing market price and are exercisable until April 1, 2009.

NOTE 10 - CONSOLIDATING STATEMENT OF OPERATIONS

            The Company's consolidating statement of operations for the six months ended December 31, 1999 is detailed in the attached schedule.

                                    PART III

ITEM 1. Index to Exhibits

Exhibit
Number    Description                                    Location
------    -----------                                    --------

2.0       Stock for Stock Acquisition Agreement          Filed electronically
          between Enviro Solution Int'l. and Custom      in the initial filing
          Pack dated October 31, 1995

3.0       Articles of Incorporation dated May 29, 1986   Filed electronically
                                                         in the initial filing

3.1       Certificate of Amendment of Articles of        Filed electronically
          Incorporation dated July 18, 1994              in the initial filing

3.2       Certificate of Amendment of Articles of        Filed electronically
          Incorporation dated November 21, 1994          in the initial filing

3.3       Certificate of Amendment of Articles of        Filed electronically
          Incorporation dated November 22, 1995          in the initial filing

3.4       Certificate of Amendment of Articles of        Filed electronically
          Incorporation dated November 25, 1997          in the initial filing

3.5       Certificate of Amendment of Articles of        Filed electronically
          Incorporation dated December 22, 1998          in the initial filing

3.6       By-Laws                                        Filed electronically
                                                         in the initial filing

4.0       Specimen of common stock certificate           Filed electronically
                                                         in the initial filing

4.1       Common stock purchase warrant dated            Filed electronically
          November 1, 1998                               in the initial filing

4.2       Form of common stock purchase warrant          Filed electronically
          dated April 1, 1999                            in the initial filing

4.3       Form of common stock purchase warrant          Filed electronically
          dated July 16, 1999                            in the initial filing

10.0      Agreement and Plan of Reorganization dated     Filed electronically
          October 1, 1997 between the company and        in the initial filing
          shareholders of CoMar Foods, Inc.

Exhibit
Number    Description                                    Location
------    -----------                                    --------

10.1      Asset Purchase Agreement dated June 25,        Filed electronically
          1999                                           in the initial filing

21.0      List of Company's Subsidiaries                 Filed electronically
                                                         in the initial filing

27        Financial Data Schedule                        Filed electronically
                                                         herewith

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

March 8, 2000                                 GLOBAL SEAFOOD TECHNOLOGIES, INC.


                                              By:  /s/ Brent Gutierrez
                                                 -------------------------------
                                                  Brent Gutierrez, President and
                                                  Chief Executive Officer